UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ARS

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2002

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 000-22007

Southwest Bancorporation of Texas, Inc.

(Exact name of registrant as specified in its charter)

Texas	**76-0519693**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

4400 Post Oak Parkway
Houston, Texas 77027
(Address of Principal Executive Offices, including zip code)

(713) 235-8800
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:
None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, $1.00 par value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act.) Yes ☑ No ☐

The aggregate market value of the Registrant's Common Stock held by non-affiliates was approximately $1.02 billion (based upon the closing price of $36.22 on June 30, 2002, as reported on the NASDAQ National Market System).

There were 33,882,725 shares of the Registrant's Common Stock outstanding as of the close of business on February 24, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the 2003 Annual Meeting of Shareholders, which will be filed within 120 days after December 31, 2002, are incorporated by reference into Part III of this Report.

PART I

Item 1. *Business*

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this document and in documents incorporated by reference herein, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Southwest Bancorporation of Texas, Inc. (the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are intended to identify such forward-looking statements. The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation: (a) the effects of future economic conditions on the Company and its customers; (b) governmental monetary and fiscal policies, as well as legislative and regulatory changes; (c) the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks; (d) the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company's market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; and (e) the failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements.

The Company

General. The Company was incorporated as a business corporation under the laws of the State of Texas on March 28, 1996, for the purpose of serving as a bank holding company for Southwest Bank of Texas National Association (the "Bank"). The holding company formation was consummated and the Company acquired all of the outstanding shares of capital stock of the Bank as of the close of business on June 30, 1996. Based upon total assets as of December 31, 2002, the Company ranks as the largest independent bank holding company headquartered in the Houston metropolitan area. The Company's headquarters are located at 4400 Post Oak Parkway, Houston, Texas 77027, and its telephone number is (713) 235-8800. The Company's internet address is www.swbanktx.com. The Company makes available through its website, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after filing with the Securities and Exchange Commission.

Mergers and Acquisitions. On August 1, 1997, Pinemont Bank was merged with and into the Bank in exchange for approximately 3.3 million shares of Company Common Stock in a transaction accounted for as a pooling-of-interests. The acquisition of Pinemont Bank added $235 million in total assets and $219 million in total deposits to the Company's balance sheet and nine banking locations to the Company's operations.

On April 1, 1999, Fort Bend Holding Corp. was merged with and into the Company and Fort Bend's subsidiary savings and loan association was merged with and into the Bank in exchange for approximately 4.1 million shares of Company Common Stock in a transaction accounted for as a pooling-of-interests. The acquisition of Fort Bend Holding Corp. added $316 million in total assets and $269 million in total deposits to the Company's balance sheet and seven banking locations to the Company's operations.

Through the merger with Fort Bend, the Company acquired Fort Bend's 51% ownership interest in Mitchell Mortgage Company L.L.C. ("Mitchell"), a full service mortgage banking affiliate of The Woodlands Operating Company L.P. ("Woodlands"). On June 17, 1999, the Company issued 307,323 shares of

Company Common Stock to Woodlands in exchange for Woodlands' 49% ownership interest in Mitchell and Mitchell became a wholly-owned subsidiary of the Bank effective as of June 30, 1999. As a result, 100% of the accounts and operations of Mitchell after that date are included in the financial statements of the Company.

On December 29, 2000, Citizens Bankers, Inc. ("Citizens") was merged with and into the Company and the three wholly-owned subsidiary banks of Citizens were merged with and into the Bank (and the assets and liabilities of a related partnership were acquired by the Bank) in exchange for approximately 4.0 million shares of Company Common Stock in a transaction accounted for as a pooling-of-interests. The acquisition of Citizens added $436 million in total assets and $381 million in total deposits to the Company's balance sheet and six banking locations to the Company's operations.

Business Strategy. The Company provides an array of sophisticated products typically found only in major regional banks. These services are provided to middle market businesses, private banking, and retail consumers in the Houston metropolitan area through 33 full service banking facilities. Several banking offices have seasoned management with significant lending experience who are responsible for credit and pricing decisions, subject to loan committee approval for larger credits. This decentralized management approach, coupled with the continuity of service by the same staff members, enables the Company to develop long-term customer relationships, maintain high quality service and provide quick responses to customer needs. The Company believes that its emphasis on local relationship banking, together with its conservative approach to lending and resultant strong asset quality, are important factors in the success and the growth of the Company.

The Company seeks credit opportunities of good quality within its target market that exhibit positive historical trends, stable cash flows and secondary sources of repayment from tangible collateral. The Company extends credit for the purpose of obtaining and continuing long-term relationships. Lenders are provided with detailed underwriting policies for all types of credit risks accepted by the Company and must obtain appropriate approvals for credit extensions in excess of conservatively assigned individual lending limits. The Company also maintains strict documentation requirements and extensive credit quality assurance practices in order to identify credit portfolio weaknesses as early as possible so any exposures that are discovered might be reduced.

The Company has a four-part strategy for growth. First, the Company will continue to actively target the "middle market," private banking, and retail customers in Houston for loan and deposit opportunities as it has successfully done for the past thirteen years. The "middle market" is generally characterized by companies having annual revenues ranging from $1 million to $500 million and borrowings ranging from $50,000 to $15 million. Typical middle market customers seek a relationship with a local independent bank that is sensitive to their needs and understands their business philosophy. These customers desire a long-term relationship with a decision-making loan officer who is responsive and experienced and has ready access to a bank's senior management. In implementing this part of its strategy, the Company continues to explore opportunities (i) to solidify its existing customer relationships and build new customer relationships by providing new services required by its middle market customers and (ii) to expand its base of services in the professional, executive, and retail markets to meet the demands of those sectors.

Second, the Company intends to establish branches in areas that demographically complement its existing or targeted customer base. As other local banks are acquired by out-of-state organizations, the Company believes that the establishment of branches will better meet the needs of customers in many Houston area neighborhoods who feel disenfranchised by larger regional or national organizations.

Third, the Company may pursue selected acquisitions of other financial institutions. The Company conducts thorough studies and reviews of any possible acquisition candidates to assure that they are consistent with the Company's existing goals, both from an economic and strategic perspective. The Company believes market and regulatory factors may present opportunities for the Company to acquire other financial institutions.

Fourth, the Company is currently embarking upon a strategy of geographic diversification into other parts of Texas, including the Dallas/Fort Worth Metroplex, and contiguous states.

The Company has two operating segments: the Bank and the mortgage company. Each segment is managed separately because each business requires different marketing strategies and each offers different products and services.

The Bank

The Bank provides a complete range of retail and commercial banking services that compete directly with major regional banks. Loans consist of commercial loans to middle market businesses, loans to individuals, commercial real estate loans, residential mortgages and construction loans. In addition, the Bank offers a broad array of fee income products including customized cash management services, brokerage and mutual funds, trust and private banking services, accounts receivable financing, letters of credit, and merchant card services.

The Bank maintains a staff of professional treasury management marketing officers who consult with middle market and large corporate companies to design custom cost-effective cash management solutions. The Bank offers a full product line of cash concentration, disbursement, and information reporting services and a full suite of Internet products superior to those offered by most regional banks. Through the Bank's continued investment in new technology and people, the Bank has attracted some of Houston's largest middle market companies to utilize the Bank's treasury management products. The Bank has also attracted new loan customers through use of the Bank's treasury management services as a lead-in with products such as an image-based lockbox service and controlled disbursement and sweep products, which allow borrowers to minimize interest expense and earn interest income on excess operating funds. Through the use of an interactive terminal or personal computer, the Bank's NetStar system provides customers with instant access to all bank account information with multiple intraday updates. The Bank makes business communication more efficient through Electronic Data Interchange ("EDI"), which is an inter-organizational computer-to-computer exchange of business information in a standard computer-processable format. Through the use of EDI and electronic payments, the Bank can provide the customer with a paperless funds management system. Positive Pay, a service under which the Bank only pays checks listed on a legitimate "company issue" file, is another product which helps in the prevention of check fraud. The Bank's average commercial customer uses six treasury management services. Because these services help customers improve their treasury operations and achieve new efficiencies in cash management, they are extremely useful in building and maintaining long-term relationships.

The Bank has a retail presence in 33 locations throughout the Houston metropolitan area. Such locations are emerging as an important source of bank funding and fee income. Retail products consist of both traditional deposit accounts such as checking, savings, money market and certificates of deposit, and a wide array of consumer loan and electronic banking alternatives. The Bank continues to emphasize the cultivation of retail market opportunities and investment in retail staff to help expand and deepen customer relationships.

The Bank maintains a strong community orientation by, among other things, supporting active participation of all employees in local charitable, civic, school and church activities. Several banking offices also appoint selected customers to a business development board that assists in introducing prospective customers to the Bank and in developing or modifying products and services to better meet customer needs.

The Mortgage Company

The Company originates and purchases residential and commercial mortgage loans both for its own portfolio and to sell to investors with servicing rights retained through its ownership of Mitchell. Mitchell also promotes residential and commercial construction financing to builders and developers and acts as a broker in the origination of multi-family and commercial real estate loans. Mitchell has production offices in Fort Bend and Montgomery Counties, Texas, with corporate offices in The Woodlands, Texas. Mitchell is an approved seller/servicer for Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") and an approved issuer of Government National Mortgage Association ("GNMA") mortgage-backed securities. Mitchell is also a HUD-Approved Title II nonsupervised mortgagee. During 2002, Mitchell funded approximately $210 million in residential mortgage loans, $136 million in commercial real estate loans and $177 million in residential and commercial construction loans.

Competition

The banking business is highly competitive, and the profitability of the Company depends principally upon the Company's ability to compete in its market area. The Company competes with other commercial and savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial institutions, including certain governmental organizations which may offer subsidized financing at lower rates than those offered by the Company. The Company has been able to compete effectively with other financial institutions by emphasizing technology and customer service, including local office decision-making on loans, establishing long-term customer relationships and building customer loyalty, and providing products and services designed to address the specific needs of its customers. Deposits in the Houston area total approximately $68 billion.

The enactment of the Gramm-Leach-Bliley Act (see discussion below), which breaks down many barriers between the banking, securities and insurance industries, may significantly affect the competitive environment in which the Company operates.

Employees

As of December 31, 2002, the Company had 1,481 full-time equivalent employees, 610 of whom were officers. Employees of the Company enjoy a variety of employee benefit programs, including a stock option plan, a restricted stock plan, a 401(k) stock purchase plan, various comprehensive medical, accident and group life insurance plans, and paid vacations. The Company considers its relations with its employees to be excellent.

Economic Conditions

The Company's success is dependent to a significant degree on economic conditions in the eight county region comprising the Houston metropolitan area which the Company defines as its primary market. The banking industry in Texas and in Houston is affected by general economic conditions including the effects of inflation, recession, unemployment, real estate values, energy prices, trends in the national and global economies, and other factors beyond the Company's control. During the mid-1980's, severely depressed oil and gas prices and levels of activity in the energy industries materially and adversely affected the Texas and Houston economies, causing recession and unemployment in the region and resulting in excess vacancies in the Houston real estate market and elsewhere in the State. Since 1987, however, the Houston metropolitan economy has gained nearly 790,000 jobs, averaging an annual growth rate of 3.2%. The population of the eight county region has grown to approximately 4.7 million with a job count of 2.1 million estimated at year-end 2002. This level of employment is greater than the states of Alabama, Louisiana, South Carolina, Kentucky, and 25 other states. The Texas Workforce Commission estimates that job growth for 2002 was a positive 4,500 jobs, placing the Houston region as one of the best performing large metropolitan areas in the United States. The Federal Reserve Branch in Houston is forecasting new job growth for 2003 at 40,000. Since 1987, the Houston area economy has diversified from being primarily energy dependent to one that is now influenced by national and global economic trends as well as activity in the energy industries. The energy independent sectors of the Houston area economy have grown at an annual compounded rate of 7.4% since 1982. As a result, it is estimated that the upstream sector of the energy industry now accounts for approximately 32% of economic activity, down from 69% in 1981. Nonetheless, an economic recession over a prolonged period of time in the Houston area could cause an increase in the level of the Company's non-performing assets and loan losses, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the local economy would not have a material adverse effect on the Company's consolidated financial condition, results of operations, and cash flows.

Supervision and Regulation

The federal banking laws contain numerous provisions affecting various aspects of the business and operations of the Company and the Bank. The following descriptions of and references herein to applicable statutes and regulations, which are not intended to be complete descriptions of these provisions or their effects on the Company or the Bank, are summaries and are qualified in their entirety by reference to such statutes and regulations.

The Bank

As a national banking association, the Bank is principally supervised, examined and regulated by the Office of the Comptroller of the Currency (the "OCC"). The OCC regularly examines such areas as capital adequacy, reserves, loan portfolio, investments and management practices. The Bank must also furnish quarterly and annual reports to the OCC, and the OCC may exercise cease and desist and other enforcement powers over the Bank if its actions represent unsafe or unsound practices or violations of law. Since the deposits of the Bank are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation (the "FDIC"), the Bank is also subject to regulation and supervision by the FDIC. Because the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") regulates the Company, and because the Bank is a member of the Federal Reserve System, the Federal Reserve Board also has supervisory authority which affects the Bank.

Restrictions on Transactions with Affiliates and Insiders. The Bank is subject to certain federal statutes limiting transactions between the Company and its nonbanking affiliates. Section 23A of the Federal Reserve Act affects loans or other credit extensions to, asset purchases from and investments in affiliates of the Bank. Such transactions between the Company or any of its nonbanking subsidiaries are limited in amount to ten percent of the Bank's capital and surplus and, with respect to the Company and all of its nonbanking subsidiaries together, to an aggregate of twenty percent of the Bank's capital and surplus. Furthermore, such loans and extensions of credit, as well as certain other transactions, are required to be collateralized in specified amounts.

In addition, Section 23B of the Federal Reserve Act requires that certain transactions between the Bank, including its subsidiaries, and its affiliates must be on terms substantially the same, or at least as favorable to the Bank or its subsidiaries, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. In the absence of such comparable transactions, any transaction between the Bank and its affiliates must be on terms and under circumstances, including credit standards, that in good faith would be offered to or would apply to nonaffiliated persons. The Bank is also subject to certain prohibitions against any advertising that indicates the Bank is responsible for the obligations of its affiliates.

In May 2001, the Federal Reserve Board adopted an interim rule addressing the applications of Section 23A and Section 23B of the Federal Reserve Act to credit exposure arising out of derivative transactions between an insured institution and its affiliates and intra-day extensions of credit by an insured depository institution to its affiliates. The rule requires institutions to adopt policies and procedures reasonably designed to monitor, manage, and control credit exposures arising out of transactions and to clarify that the transactions are subject to Section 23B of the Federal Reserve Act. In May 2001, the Federal Reserve Board also proposed a new rule to implement comprehensively Section 23A and 23B of the Federal Reserve Act. On October 31, 2002 the Federal Reserve Board approved the final rule on Regulation W which becomes effective April 1, 2003 and supersedes and unifies the Federal Reserve Board's interpretation of Sections 23A and 23B. The Bank believes that Regulation W as adopted will have no material impact on the operation of the Bank.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such loans can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Interest Rate Limits. Interest rate limitations for the Bank are primarily governed by the National Bank Act, which generally defers to the laws of the state where the bank is located. Under the laws of the State of Texas, the maximum annual interest rate that may be charged on most loans made by the Bank is based on doubling the average auction rate, to the nearest 0.25%, for 26 week United States Treasury Bills, as computed by the Office of the Consumer Credit Commissioner of the State of Texas. However, the maximum rate does not decline below 18% or rise above 24% (except for loans in excess of $250,000 that are made for business, commercial, investment or other similar purposes in which case the maximum annual rate may not rise above 28%, rather than 24%). On fixed rate closed-end loans, the maximum non-usurious rate is to be determined at the time the rate is contracted, while on floating rate and open-end loans (such as credit cards), the rate varies over the term of the indebtedness. State usury laws have been preempted by federal law for loans collateralized by a first lien on residential real property.

Examinations. The OCC periodically examines and evaluates national banks. Based upon such an evaluation, the OCC may revalue the assets of a national bank and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets. Onsite examinations are to be conducted every 12 months, except that certain well capitalized banks may be examined every 18 months. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") authorizes the OCC to assess the institution for its costs of conducting the examinations.

Prompt Corrective Action. In addition to the capital adequacy guidelines, FDICIA requires the OCC to take "prompt corrective action" with respect to any national bank which does not meet specified minimum capital requirements. The applicable regulations establish five capital levels, ranging from "well capitalized" to "critically undercapitalized," which authorize, and in certain cases require, the OCC to take certain specified supervisory action. Under regulations implemented under FDICIA, a national bank is considered well capitalized if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, and a leverage ratio of 5.0% or greater, and it is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. A national bank is considered adequately capitalized if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of at least 4.0% and a leverage capital ratio of 4.0% or greater (or a leverage ratio of 3.0% or greater if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of an undercapitalized institution. A national bank is considered undercapitalized if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage ratio that is less than 4.0% (or a leverage ratio that is less than 3.0% if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines). A significantly undercapitalized institution is one which has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0%, or a leverage ratio that is less than 3.0%. A critically undercapitalized institution is one which has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under certain circumstances, a well capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category.

With certain exceptions, national banks will be prohibited from making capital distributions or paying management fees to a holding company if the payment of such distributions or fees will cause them to become undercapitalized. Furthermore, undercapitalized national banks will be required to file capital restoration plans with the OCC. Such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. Undercapitalized national banks also will be subject to restrictions on growth, acquisitions, branching and engaging in new lines of business unless they have an approved capital plan that permits otherwise. The OCC also may, among other things, require an undercapitalized national bank to issue shares or obligations, which could be voting stock, to recapitalize the institution or, under certain circumstances, to divest itself of any subsidiary.

The OCC is authorized by FDICIA to take various enforcement actions against any significantly undercapitalized national bank and any national bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the OCC. These powers include, among other things, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring primary approval of capital distributions by any bank holding company which controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers.

Significantly and critically undercapitalized national banks may be subject to more extensive control and supervision. The OCC may prohibit any such institution from, among other things, entering into any material transaction not in the ordinary course of business, amending its charter or bylaws, or engaging in certain transactions with affiliates. In addition, critically undercapitalized institutions generally will be prohibited from making payments of principal or interest on outstanding subordinated debt. Within 90 days of a national bank becoming critically undercapitalized, the OCC must appoint a receiver or conservator unless certain findings are made with respect to the prospect for the institution's continued viability.

As of December 31, 2002, the Bank met the capital requirements of a "well capitalized" institution.

Dividends. There are certain statutory limitations on the payment of dividends by national banks. Without approval of the OCC, dividends may not be paid by the Bank in an amount in any calendar year which exceeds the Bank's total net profits for that year, plus its retained profits for the preceding two years, less any required transfers to capital surplus. In addition, a national bank may not pay dividends in excess of total retained profits, including current year's earnings after deducting bad debts in excess of reserves for losses. In some cases, the OCC may find a dividend payment that meets these statutory requirements to be an unsafe or unsound practice. Under FDICIA, the Bank cannot pay a dividend if it will cause the Bank to be undercapitalized.

FDIC Insurance Assessments

Pursuant to FDICIA, the FDIC adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based system assigns an institution to one of three capital categories: (i) well-capitalized, (ii) adequately capitalized, or (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on an evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned.

Under the final risk-based assessment system there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for deposit insurance currently range from zero basis points to 27 basis points. The supervisory subgroup to which an institution is assigned by the FDIC is confidential and may not be disclosed. A bank's rate of deposit insurance assessments will depend on the category and subcategory to which the bank is assigned by the FDIC. Any increase in insurance assessments could have an adverse effect on the earnings of insured institutions, including the Bank.

Under FDICIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. Management does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Conservator and Receivership Powers. FDICIA significantly expanded the authority of the federal banking regulators to place depository institutions into conservatorship or receivership to include, among other things, appointment of the FDIC as conservator or receiver of an undercapitalized institution under certain circumstances. In the event the Bank is placed into conservatorship or receivership, the FDIC is required, subject to certain exceptions, to choose the method for resolving the institution that is least costly to the BIF, such as liquidation.

Brokered Deposit Restrictions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and FDICIA generally limit institutions which are not well capitalized from accepting brokered deposits. In general, undercapitalized institutions may not solicit, accept or renew brokered deposits. Adequately capitalized institutions may not solicit, accept or renew brokered deposits unless they obtain a waiver from the FDIC. Even in that event, they may not pay an effective yield of more than 75 basis points over the effective yield paid on deposits of comparable size and maturity in the institution's normal market area for deposits accepted from within that area, or the national rate paid on deposits of comparable size and maturity for deposits accepted from outside the institution's normal market area.

Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the following list is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Community Reinvestment Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

Under Section 501 of the Gramm-Leach-Bliley Act (see discussion below), the federal banking agencies are required to establish appropriate standards for financial institutions regarding the implementation of safeguards to ensure the security and confidentiality of customer records and information, protection against any anticipated threats or hazards to the security or integrity of such records and protection against unauthorized access to or use of such records or information in a way that could result in substantial harm or inconvenience to a customer. The agencies published a joint final rule, which was effective July 1, 2001. Among other matters, the rule requires each bank to implement a comprehensive written information security program that includes administrative, technical and physical safeguards relating to customer information.

Under the Gramm-Leach-Bliley Act, a financial institution must provide its customers with a notice of privacy policies and practices. Section 502 prohibits a financial institution from disclosing nonpublic personal information about a consumer to nonaffiliated third parties unless the institution satisfies various notice and opt-out requirements and the customer has not elected to opt out of the disclosure. Under Section 504, the agencies are authorized to issue regulations as necessary to implement notice requirements and restrictions on a financial institution's ability to disclose nonpublic personal information about consumers to nonaffiliated third parties. In June 2000, the federal banking agencies issued a final rule, effective November 13, 2000, but compliance with which was optional until July 1, 2001. Under the rule, all banks must develop initial and annual privacy notices which describe in general terms the bank's information sharing practices. Banks that share nonpublic personal information about customers with nonaffiliated third parties must also provide customers with an opt-out notice and a reasonable period of time for the customer to opt out of any such disclosure (with certain exceptions). Limitations are placed on the extent to which a bank can disclose an account number or access code for credit card, deposit, or transaction accounts to any nonaffiliated third party for use in marketing.

The Company

The Company is a bank holding company registered under the Bank Holding Company Act of 1956 (the "BHCA"), and is subject to supervision and regulation by the Federal Reserve Board. The BHCA and other Federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. As a bank holding company, the Company's activities and those of its banking and nonbanking subsidiaries have in the past been limited to the business of banking and activities closely related or incidental to banking. Under new banking legislation (see discussion of Gramm-Leach-Bliley Act below), however, national banks have broadened authority, subject to limitations on investment, to engage in activities that are financial in nature (other than insurance underwriting, merchant or insurance portfolio investment, real estate development and real estate investment) through subsidiaries, if the bank is well capitalized and well managed and has at least a satisfactory rating under the Community Reinvestment Act.

Because the Company is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of the Bank, the claims of depositors and other general or subordinated creditors of the Bank are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as the Company) or any shareholder or creditor thereof.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. For example, the Federal Reserve Board's Regulation Y requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. As another example, a holding company could not impair its subsidiary bank's soundness by causing it to make funds available to nonbanking subsidiaries or their customers if the Federal Reserve Board believed it not prudent to do so.

FIRREA expanded the Federal Reserve Board's authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. Notably, FIRREA increased the amount of civil money penalties which the Federal Reserve Board can assess for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues. FIRREA also expanded the scope of individuals and entities against which such penalties may be assessed.

Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

Annual Reporting; Examinations. The Company is required to file an annual report with the Federal Reserve Board, and such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Federal Reserve Board may examine a bank holding company or any of its subsidiaries, and charge the Company for the cost of such an examination.

Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets and certain off-balance sheet assets such as letters of credit are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements).

In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its total consolidated average assets. Bank holding companies must maintain a minimum leverage ratio of at least 3.0%, although most organizations are expected to maintain leverage ratios that are 100 to 200 basis points above this minimum ratio.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the Federal Reserve Board provide that concentration of credit risk and certain risks arising from nontraditional activities, as well as an institution's ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization's overall capital adequacy.

The Federal Reserve Board adopted amendments to its risk-based capital regulations to provide for the consideration of interest rate risk in the agencies' determination of a banking institution's capital adequacy.

Gramm-Leach-Bliley Act

Traditionally, the activities of bank holding companies have been limited to the business of banking and activities closely related or incidental to banking. On November 12, 1999, however, the Gramm-Leach-Bliley Act was signed into a statute that permits bank holding companies to engage in a broader range of financial activities. Specifically, bank holding companies may elect to become "financial holding companies," which may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or incidental to a financial activity. A bank holding company may become a financial holding company under the new statute only if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. A bank holding company that falls out of compliance with such requirement may be required to cease engaging in certain activities. Any bank holding company that does not elect to become a financial holding company remains subject to the current restrictions of the Bank Holding Company Act.

Under the statute, the Federal Reserve Board serves as the primary "umbrella" regulator of financial holding companies with supervisory authority over each parent company and limited authority over its subsidiaries. The primary regulator of each subsidiary of a financial holding company will depend on the type of activity conducted by the subsidiary. For example, broker-dealer subsidiaries will be regulated largely by securities regulators and insurance subsidiaries will be regulated largely by insurance authorities.

Under the Gramm-Leach-Bliley Act, among the activities that will be deemed "financial in nature" for "financial holding companies" are, in addition to traditional lending activities, securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, activities which the Federal Reserve Board determines to be closely related to banking, and certain merchant banking activities.

In January 2001, the Federal Reserve Board and the Secretary of the Treasury promulgated final regulations governing the scope of permissible merchant banking investments, which are those made under Section 4(k)(4)(H) of the Bank Holding Company Act, as amended by the Gramm-Leach-Bliley Act, which authorizes a financial holding company, directly or indirectly as principal or on behalf of one or more persons, to acquire or control any amount of shares, assets or ownership interests of a company or other entity that is engaged in any activity not otherwise authorized for the financial holding company under Section 4 of the Bank Holding Company Act. Under the regulations, the types of ownership that may be acquired include shares, assets or ownership interests of a company or other entity including debt or equity securities, warrants, options, partnership interests, trust certificates or other instruments representing an ownership interest in a company or entity, whether voting or nonvoting. The merchant banking investments may be made by the financial holding company or any of its subsidiaries, other than a depository institution or subsidiary of a depository institution. Before acquiring or controlling a merchant banking investment, a financial holding company must either be or have a securities affiliate registered under the Securities Exchange Act of 1934 or a qualified insurance affiliate. The regulation places restrictions on the ability of a financial holding company to become involved in the routine management or operation of any of its portfolio companies. The regulation also provides that a financial holding company may own or control shares, assets and ownership interests pursuant to the merchant banking provisions only for such period of time as to enable the sale or disposition on a reasonable basis consistent with the financial viability of the financial holding company's merchant banking investment activities. Generally, the ownership period is limited to ten years. Special provisions are included in the regulation governing the investment by a financial holding company in private equity funds. Under the merchant banking regulation, a financial holding company may not, without Federal Reserve Board approval, have aggregate merchant banking investments exceeding 30 percent of the Tier 1 capital of the financial holding company; or after excluding interests in private equity funds, 20 percent of the Tier 1 capital of the financial holding company.

The Federal Reserve Board and Secretary of Treasury have also requested public comment on the issue of whether to add the activities of real estate brokerage and real estate management to the list of permissible activities for financial holding companies and financial subsidiaries of national banks. The Company cannot predict whether the proposal will be adopted or the form any final rule might take.

The Federal Reserve Board, the OCC, and the FDIC adopted a rule, effective April 1, 2002, which establishes special minimum regulatory capital requirements for equity investments in non-financial companies. The capital requirements apply symmetrically to equity investments of banks and bank holding companies and impose a series of marginal capital charges on covered equity investments that increase with the level of a banking organization's overall exposure to equity investments relative to the organization's Tier 1 capital.

Enforcement Powers of the Federal Banking Agencies

The Federal Reserve Board and the OCC have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company or the Bank, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under "— The Bank — Prompt Corrective Action," the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

Imposition of Liability for Undercapitalized Subsidiaries. FDICIA requires bank regulators to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan. Under FDICIA, the aggregate liability of all companies controlling an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The guarantee and limit on liability expire after the regulators notify the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. FDICIA grants greater powers to the bank regulators in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates. At December 31, 2002, the Bank met the requirements of a "well capitalized" institution and, therefore, these requirements presently do not apply to the Company.

Acquisitions by Bank Holding Companies. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or direct or indirect ownership or control of more than 5% of any class of voting shares of any bank.

The Federal Reserve Board will allow the acquisition by a bank holding company of an interest in any bank located in another state only if the laws of the state in which the target bank is located expressly authorize such acquisition. Texas law permits, in certain circumstances, out-of-state bank holding companies to acquire banks and bank holding companies in Texas.

Expanding Enforcement Authority

One of the major effects of FDICIA was the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and FDIC have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions.

USA Patriot Act of 2001

On October 6, 2001, the "Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot) Act of 2001" was enacted. The statute increased the power of the United States Government to obtain access to information and to investigate a full array of criminal activities. In the area of money laundering activities, the statute added terrorism, terrorism support and foreign corruption to the definition of money laundering offenses and increased the civil and criminal penalties for money laundering; applied certain anti-money laundering measures to United States bank accounts used by foreign persons; prohibited financial institutions from establishing, maintaining, administering or managing a correspondent account with a foreign shell bank; provided for certain forfeitures of funds deposited in United States interbank accounts by foreign banks; provided the Secretary of the Treasury with regulatory authority to ensure that certain types of bank accounts are not used to hide the identity of customers transferring funds and to impose additional reporting requirements with respect to money laundering activities; and included other measures. In November 2001, the Department of Treasury issued interim guidance concerning compliance by covered United States financial institutions with the new statutory anti-money laundering requirement regarding correspondent accounts established or maintained for foreign banking institutions, including the requirement that financial institutions take reasonable steps to ensure that correspondent accounts provided to foreign banks are not being used to indirectly provide banking services to foreign shell banks. On December 28, 2001 the Department of the Treasury published for comment a notice of proposed rule making to codify the interim guidance. The final rule became effective October 28, 2002. The Company believes that compliance with the new requirements will not have a material adverse impact on its operations or financial condition.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in United States Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

Item 2. *Properties*

Facilities

The Company currently maintains 34 locations in the greater Houston area and a loan production office in the greater Dallas area, fourteen of which are leased. The following table sets forth specific information on each location. With the exception of the Operations Center, each Houston area location offers full service banking. The Company's headquarters are located at 4400 Post Oak Parkway in a 28-story office tower in the Galleria area in Houston, Texas.

Location	Square Feet	Location	Deposits at December 31, 2002
			(Dollars in thousands)
Galleria/Corporate(1)	154,200	4400 Post Oak Parkway	$1,686,824
Operations Center	92,797	1801 Main	—
Las Colinas(1)	3,834	909 E. Las Colinas Blvd., Irving	—
Northwest Crossing(1)	9,488	13430 Northwest Freeway	358,778
Downtown-1100 Louisiana(1)	3,636	1100 Louisiana	81,410
12 Greenway Plaza(1)	4,114	12 Greenway Plaza	87,186
Medical Center — Fannin(1)	2,437	6602 Fannin	38,426
Memorial City(1)	3,554	899 Frostwood	45,098
Downtown — One Houston Center(1)	8,466	1221 McKinney	79,995
Sugar Land	4,000	14965 Southwest Freeway	24,326
Greenspoint	3,797	323 N. Sam Houston Parkway, East	43,952
3 Greenway Plaza(1)	2,549	3 Greenway Plaza, Suite C118	8,526
Hempstead	17,000	12130 Hempstead Highway	148,865
Tanglewood	5,625	1075 Augusta	94,626
Pasadena	4,900	4500 Fairmont Parkway	48,430
Eldridge Parkway	4,000	1502 Eldridge Parkway	16,985
Spring	6,300	2000 Spring Cypress Road	50,675
Bell Tower(1)	4,500	1330 Wirt Road	73,724
Kingwood	5,500	570 Kingwood Drive	73,349
North Loop East	5,000	9191 North Loop East	10,109
Porter(1)	2,450	23741 Highway 59, Suite 2	12,830
Rosenberg	45,000	3400 Avenue H	142,907
East Bernard	1,500	9212 Highway 60	19,551
Needville	2,500	3328 School Street	41,823
Bissonnet	2,320	10881 Bissonnet	14,403
Katy(1)	2,800	919 Avenue C	16,681
Missouri City	4,000	5820 Highway 6	30,992
The Woodlands(2)	35,137	4576 Research Forest Drive	309,401
Baytown	23,876	1300 Rollingbrook	217,755
San Jacinto Mall(1)	2,000	6900 Garth Road	3,653
Lacy Drive	9,200	1308 Lacy Drive	70,232
La Porte	3,200	1401 Fairmont Parkway	25,215
Red Bluff	6,400	3901 Red Bluff	25,673
South Shaver	2,750	2222 South Shaver	9,613
Medical Center — Bertner(1)	771	6550 Bertner Street, Suite 600	36
			$3,912,049

(1) Leased location.

(2) Mitchell's headquarters.

Item 3. *Legal Proceedings*

The Company is involved in various legal proceedings that arise in the normal course of business. In the opinion of management of the Company, after consultation with its legal counsel, such legal proceedings are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matter was submitted during the fourth quarter of the fiscal year covered by this Annual Report to a vote of the Company's security holders.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

The Company's Common Stock began trading on the NASDAQ Stock Market on January 28, 1997, and is quoted in such Market under the symbol "SWBT". The Company's Common Stock was not publicly traded, nor was there an established market therefor, prior to January 28, 1997. On February 24, 2003 there were approximately 940 holders of record of the Company's Common Stock.

No cash dividends have ever been paid by the Company on its Common Stock, and the Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company's principal source of funds to pay cash dividends on its Common Stock would be cash dividends from the Bank. There are certain statutory limitations on the payment of dividends by national banks. Without approval of the OCC, dividends in any calendar year may not exceed the Bank's total net profits for that year, plus its retained profits for the preceding two years, less any required transfers to capital surplus or to a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of a bank's cumulative net profits after deducting bad debts in excess of the allowance for loan losses. As of December 31, 2002, approximately $155.4 million was available for payment of dividends by the Bank to the Company under these restrictions without regulatory approval. See "Item 1. Business — Supervision and Regulation."

The following table presents the range of high and low sale prices reported on the NASDAQ during the years ended December 31, 2002 and 2001.

	2002				2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Common stock sale price:								
High	$37.340	$39.200	$36.730	$34.600	$31.840	$35.000	$35.050	$45.563
Low	$24.490	$30.450	$30.680	$26.750	$24.030	$27.000	$29.390	$25.375

Recent Sales of Unregistered Securities

None.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2002, with respect to the Company's compensation plans under which equity securities are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders	2,738,431	$18.67	1,389,629
Equity compensation plans not approved by security holders(1)	7,015	—	17,985
Total	2,745,446	$18.62	1,407,614

(1) The Southwest Bancorporation of Texas, Inc. Non-Employee Directors Deferred Fee Plan allows non-employee directors to elect to defer all, one-half or none of their director's fees earned each year. The Company will establish an account for each non-employee director that elects to defer all or part of their director's fees, and such account will be credited in phantom stock units as of the last business day of the fiscal quarter in which such portion of the director's fees would otherwise have been payable. The number of phantom stock units to be credited to a director's account is determined by dividing the amount of the director's fees deferred during the quarter by the fair market value of a share of the Company's stock as of the date of crediting, multiplying such result by 1.25, and rounding up to the nearest whole phantom stock unit. Payment from the director's account will commence as soon as reasonably practicable after the earlier of the director's termination as a member of the Company's or Bank's Board of Directors or the date specified by the director when he elects to make the deferral. The payment from each account will be either lump sum or up to five installments of the Company's common stock.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, appearing elsewhere in this Annual Report, and the information contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of the end of and for each of the five years in the period ended December 31, 2002 are derived from the Company's Consolidated Financial Statements which have been audited by independent accountants.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Interest income	$ 238,415	$ 261,147	$ 272,166	$ 211,232	$ 185,663
Interest expense	59,779	101,158	121,662	88,219	80,080
Net interest income	178,636	159,989	150,504	123,013	105,583
Provision for loan losses	11,750	7,500	7,053	6,474	4,261
Net interest income after provision for loan losses	166,886	152,489	143,451	116,539	101,322
Noninterest income	70,391	58,158	42,893	37,464	31,537
Noninterest expenses	151,078	133,185	120,276	104,540	88,075
Income before income taxes	86,199	77,462	66,068	49,463	44,784
Provision for income taxes	26,993	24,745	22,607	17,500	15,766
Net income	$ 59,206	$ 52,717	$ 43,461	$ 31,963	$ 29,018
Per Share Data:					
Basic earnings per common share(1)	$ 1.77	$ 1.60	$ 1.34	$ 1.01	$ 0.97
Diluted earnings per common share(1)	$ 1.72	$ 1.55	$ 1.29	$ 0.97	$ 0.91
Cash dividends per common share paid by Citizens and Fort Bend	$ —	$ —	$ 0.07	$ 0.10	$ 0.13
Book value per share	$ 13.16	$ 10.99	$ 9.12	$ 7.28	$ 6.90
Average common shares (in thousands)	33,476	32,855	32,397	31,743	29,794
Average common share equivalents (in thousands)	970	1,221	1,232	1,200	2,947
Performance Ratios:					
Return on average assets	1.30%	1.32%	1.23%	1.06%	1.12%
Return on average common shareholders' equity	14.55%	15.82%	17.00%	14.70%	15.10%
Net interest margin	4.35%	4.44%	4.64%	4.44%	4.38%
Efficiency ratio(3)	61.09%	61.06%	62.04%	65.09%	64.67%
Balance Sheet Data(2):					
Total assets	$5,171,957	$4,401,156	$3,940,342	$3,271,188	$2,944,387
Securities	1,201,200	1,068,315	848,164	890,369	951,785
Loans	3,219,340	2,759,482	2,511,437	2,035,342	1,632,886
Allowance for loan losses	36,696	31,390	28,150	22,436	17,532
Total deposits	3,912,049	3,428,633	3,093,870	2,531,633	2,373,995
Total shareholders' equity	445,523	361,734	298,125	233,076	216,575
Capital Ratio:					
Average equity to average assets	8.95%	8.34%	7.23%	7.23%	7.39%
Asset Quality Ratios(2):					
Nonperforming assets(4) to loans and other real estate	0.50%	0.53%	0.41%	0.31%	0.31%
Net charge-offs to average loans	0.22%	0.17%	0.06%	0.09%	0.08%
Allowance for loan losses to total loans	1.18%	1.17%	1.16%	1.15%	1.08%
Allowance for loan losses to nonperforming loans(5)	244.82%	237.82%	297.82%	519.59%	441.39%

(1) Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed by dividing net income, adjusted for any changes in income that would result from the assumed conversion of all potential dilutive common shares, by the sum of the weighted average number of common shares outstanding and the effect of all dilutive potential common shares outstanding for the period.

(2) At period end, except net charge-offs to average loans.

(3) Calculated by dividing total noninterest expenses by net interest income plus noninterest income, excluding net security gains (losses).

(4) Nonperforming assets consist of nonperforming loans and other real estate owned.

(5) Nonperforming loans consist of nonaccrual loans, troubled debt restructurings and loans contractually past due 90 days or more.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's consolidated financial statements and should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto and other detailed information appearing elsewhere in this Annual Report.

For the Years Ended December 31, 2002, 2001 and 2000

Overview

Total assets at December 31, 2002, 2001 and 2000 were $5.17 billion, $4.40 billion, and $3.94 billion, respectively. This growth was a result of a favorable local economy, the addition of new loan officers, aggressive marketing, and the Company's overall growth strategy. Loans were $3.22 billion at December 31, 2002, an increase of $459.9 million or 17% from $2.76 billion at the end of 2001. Loans were $2.51 billion at year end 2000. Deposits increased to $3.91 billion at year end 2002 from $3.43 billion at year end 2001 and $3.09 billion at year end 2000.

Net income was $59.2 million, $52.7 million, and $43.5 million and diluted earnings per common share was $1.72, $1.55, and $1.29 for the years ended December 31, 2002, 2001 and 2000, respectively. This increase in net income was primarily the result of strong loan growth, maintaining strong asset quality and expense control and resulted in returns on average assets of 1.30%, 1.32%, and 1.23% and returns on average common shareholders' equity of 14.55%, 15.82%, and 17.00% for the years ended 2002, 2001 and 2000, respectively. Return on average assets is calculated by dividing annualized net income by the daily average of total assets. Return on average common shareholders' equity is calculated by dividing annualized net income by the daily average of common shareholders' equity.

Results of Operations

Net Interest Income

Net interest income represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income, the principal source of the Company's earnings, has declined as a percent of net revenues, defined as the sum of net interest income and noninterest income, due to growth in the Company's fee income. In 2002, net interest income provided 71.7% of the Company's net revenues, compared with 73.3% in 2001 and 77.8% in 2000. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

2002 versus 2001. Net interest income was $178.6 million in 2002 compared to $160.0 million in 2001, an increase of $18.6 million or 12%. Growth in average earning assets, primarily loans, was $505.9 million or 14%, while yields decreased 144 basis points to 5.81%. The impact of the growth in average interest-earning assets was partially offset by a $324.0 million, or 12%, increase in average interest-bearing liabilities, offset by a decrease in the rate paid on interest-bearing liabilities of 170 basis points to 1.92% in 2002.

For the year ended December 31, 2002, the net interest margin, defined as annualized net interest income divided by average interest-earning assets, decreased to 4.35% compared to 4.44% for the prior year. This decrease resulted from a decrease in the yield on interest-earning assets of 144 basis points, from 7.25% for the year ended December 31, 2001 to 5.81% for the current year. This decrease in the yield on interest-earning assets was partially offset by a decrease in the cost of funds of 3.62% for the year ended December 31, 2001 to 1.92% for the year ended December 31, 2002.

Net interest margin risk is typically related to a narrowing of the yield on interest-earning assets and cost of funds. The Company managed this risk with asset and liability pricing to minimize the impact of declining rates, lowering the average costs of deposits and adding interest rate floors to some of its loan agreements. On November 6, 2002 the Federal Reserve decreased the federal funds rate and discount rate by 50 basis points.

Due to the Bank's asset sensitivity, the net interest margin decreased after this rate cut. This resulted in net interest margins of 4.35% and 4.44% and net interest spreads of 3.89% and 3.63% for the years ended December 31, 2002 and 2001, respectively.

2001 versus 2000. Net interest income was $160.0 million in 2001 compared to $150.5 million in 2000, an increase of $9.5 million or 6%. Growth in average earning assets, primarily loans, was $356.4 million or 11% while yields decreased 114 basis points to 7.25%. Yields decreased throughout 2001 as the Bank's prime lending rate decreased. The yield on earning assets during the fourth quarter was the lowest for the year, resulting in decreased yields on a weighted average basis.

The impact of the growth in average earning assets was partially offset by a $333.4 million or 14% increase in average interest-bearing liabilities, offset by a decrease in the rate paid on interest-bearing liabilities of 132 basis points to 3.62% in 2001.

Net interest margin decreased 20 basis points in 2001 to 4.44%. This decrease in the net interest margin is the direct result of the Federal Reserve lowering the federal funds rate 475 basis points since the beginning of 2001.

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made and all average balances are daily average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield. Interest on nonaccruing loans is included to the extent it is received. The yield on the securities portfolio is based on average historical cost balances and does not give effect to changes in fair value that are reflected as a component of consolidated shareholders' equity.

	Year Ended December 31,								
	2002			2001			2000		
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)								
ASSETS									
Interest-earning assets:									
Loans	$2,916,959	$180,658	6.19%	$2,637,695	$205,123	7.78%	$2,281,340	$210,990	9.25%
Securities	1,139,017	56,959	5.00	895,947	53,297	5.95	909,512	57,755	6.35
Federal funds sold and other	50,409	798	1.58	66,807	2,727	4.08	53,163	3,421	6.43
Total interest-earning assets	4,106,385	238,415	5.81%	3,600,449	261,147	7.25%	3,244,015	272,166	8.39%
Less allowance for loan losses	(34,067)			(30,528)			(25,326)		
	4,072,318			3,569,921			3,218,689		
Noninterest-earning assets	473,976			425,822			315,444		
Total assets	$4,546,294			$3,995,743			$3,534,133		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Money market and savings deposits	$1,553,178	20,463	1.32%	$1,457,693	40,884	2.80%	$1,217,866	50,375	4.14%
Certificates of deposit	926,001	28,499	3.08	901,822	44,950	4.98	829,047	48,313	5.83
Repurchase agreements and borrowed funds	640,141	10,817	1.69	435,851	15,324	3.52	415,029	22,974	5.54
Total interest-bearing liabilities	3,119,320	59,779	1.92%	2,795,366	101,158	3.62%	2,461,942	121,662	4.94%
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	994,113			836,366			774,111		
Other liabilities	25,872			30,878			42,487		
Total liabilities	4,139,305			3,662,610			3,278,540		
Shareholders' equity	406,989			333,133			255,593		
Total liabilities and shareholders' equity	$4,546,294			$3,995,743			$3,534,133		
Net interest income		$178,636			$159,989			$150,504	
Net interest spread			3.89%			3.63%			3.45%
Net interest margin			4.35%			4.44%			4.64%

The following table presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31,						
	2002 vs 2001			2001 vs 2000			
	Increase (Decrease) Due to			Increase (Decrease) Due to			
	Volume	Rate	Total	Volume	Rate	Days	Total
	(Dollars in thousands)						
Interest-earning assets:							
Loans	$21,717	$(46,182)	$(24,465)	$32,958	$(38,249)	$(576)	$ (5,867)
Securities	14,459	(10,797)	3,662	(861)	(3,439)	(158)	(4,458)
Federal funds sold and other	(669)	(1,260)	(1,929)	878	(1,563)	(9)	(694)
Total increase (decrease) in interest income	35,507	(58,239)	(22,732)	32,975	(43,251)	(743)	(11,019)
Interest-bearing liabilities:							
Money market and savings deposits	2,678	(23,099)	(20,421)	9,920	(19,273)	(138)	(9,491)
Certificates of deposit	1,205	(17,656)	(16,451)	4,241	(7,472)	(132)	(3,363)
Repurchase agreements and borrowed funds	7,183	(11,690)	(4,507)	1,153	(8,740)	(63)	(7,650)
Total increase (decrease) in interest expense	11,066	(52,445)	(41,379)	15,314	(35,485)	(333)	(20,504)
Increase (decrease) in net interest income	$24,441	$ (5,794)	$ 18,647	$17,661	$ (7,766)	$(410)	$ 9,485

Provision for Loan Losses

The 2002 provision for loan losses was $11.8 million, an increase of $4.3 million from 2001. The provision for the year ended December 31, 2001 was $7.5 million, an increase of $447,000 from the year ended December 31, 2000. Changes in the provision for loan losses were attributable to the changes in net charge-offs and the recognition of changes in current risk factors. Although no assurance can be given, management believes that the present allowance for loan losses is adequate considering loss experience, delinquency trends and current economic conditions. Management regularly reviews the Company's loan loss allowance in accordance with its standard procedures. (See "— Financial Condition — Loan Review and Allowance for Loan Losses.")

Noninterest Income

Noninterest income grew to $70.4 million for the year ended December 31, 2002, an increase of $12.2 million, or 21%, from 2001. Noninterest income was $58.2 million in 2001, an increase of $15.3 million, or 36%, from 2000.

The following table presents the breakout of noninterest income between the bank and the mortgage company for 2002, 2001 and 2000:

	Year Ended December 31,								
	2002			2001			2000		
	Bank	Mortgage	Combined	Bank	Mortgage	Combined	Bank	Mortgage	Combined
	(Dollars in thousands)								
Service charges on deposit accounts	$37,142	$ —	$37,142	$27,653	$ —	$27,653	$20,765	$ —	$20,765
Investment services	9,302	—	9,302	7,244	—	7,244	6,017	—	6,017
Factoring fee income	4,692	—	4,692	4,742	—	4,742	4,063	—	4,063
Loan fee income	1,693	2,874	4,567	1,194	2,720	3,914	926	2,180	3,106
Bank-owned life insurance income	4,860	—	4,860	4,517	—	4,517	1,665	—	1,665
Letters of credit fee income	1,608	—	1,608	1,309	—	1,309	968	—	968
Mortgage servicing fees, net of amortization and impairment	—	(2,907)	(2,907)	—	748	748	—	1,672	1,672
Gain on sale of loans, net	472	3,410	3,882	—	3,170	3,170	—	1,020	1,020
Gain (loss) on sale of securities, net	1,737	—	1,737	14	—	14	(467)	—	(467)
Other income	4,703	805	5,508	4,262	585	4,847	4,017	67	4,084
Total noninterest income	$66,209	$ 4,182	$70,391	$50,935	$7,223	$58,158	$37,954	$4,939	$42,893

Banking Segment. The largest component of noninterest income is service charges on deposit accounts, which were $37.1 million for the year ended December 31, 2002, compared to $27.7 million for 2001 and $20.8 million for 2000. These were increases of 34% and 33%, respectively, for 2002 and 2001. Several factors contributed to this growth. First, the Bank's treasury management group continues to grow, with service charges from commercial analysis up $4.0 million, or 28%, in 2002. This success at winning new business results from the Company's ability to design custom cost-effective cash management solutions for middle market and large corporate customers. Second, net NSF charges on deposit accounts were $15.3 million for the year ended December 31, 2002, an increase of $3.5 million, or 29%, from $11.8 million for the same period last year. This increase in NSF charges is primarily due to net fee income on a deposit product introduced in 2001. Additionally, the total number of deposit accounts grew from 141,036 at December 31, 2000 to 151,376 at December 31, 2001 and to 159,860 at December 31, 2002.

Investment services income was $9.3 million for the year ended December 31, 2002 compared to $7.2 million for 2001 and $6.0 million for 2000. The increase in investment services income is attributable to increased investment sales to commercial and retail customers and to the expanding foreign exchange department, as well as the addition of several experienced calling officers and an increase in referrals from the Company's growing customer base.

Gain on sale of loans, net, was $472,000 for the year ended December 31, 2002. This gain primarily represents the premium for the sale of the Bank's credit card portfolio. There were no such transactions in 2001 or 2000.

Gain (loss) on sale of securities, net, was $1.7 million for the year ended December 31, 2002 compared to $14,000 in 2001 and ($467,000) in 2000. The 2002 gain was recorded on the sale of warrants and other investment securities with a book value of $131.7 million.

Other income was $4.7 million for the year ended December 31, 2002, compared to $4.3 million in 2001 and $4.0 million in 2000. The increase in 2002 is partially due to a gain recorded on the sale of the Company's interest in First National Bank of Bay City and additional rental income recorded partially offset by a decrease in income recorded from equity investees.

Income on Bank-owned life insurance was $4.9 million for the year ended December 31, 2002, compared to $4.5 million for 2001 and $1.7 million for 2000. These were increases of 8% and 171%, respectively, for 2002 and 2001. The increase in 2001 was attributable to the purchase of $50.0 million of additional Bank-owned life insurance early in the first quarter of 2001.

Mortgage Segment. Gain on sale of loans, net, was $3.4 million for the year ended December 31, 2002, compared to $3.2 million for 2001 and $1.0 million for 2000. These were increases of 8% and 211%, respectively, for 2002 and 2001. Lower interest rates in 2001 and 2002 resulted in an increase in mortgage refinancings and originations. This increase in loan volume resulted in a larger portfolio of loans available for sale during the year. The principal balances of mortgage loans sold were $180.5 million, $141.5 million, and $45.2 million during the years ended December 31, 2002, 2001 and 2000, respectively.

Mortgage servicing fees, net of amortization and impairment were ($2.9) million for the year ended December 31, 2002, as compared to $748,000 for the same period last year. This decrease is primarily due to a provision established for capitalized mortgage servicing rights in excess of fair value, net of recovery, in the amount of $2.4 million during 2002. The decrease in the fair value of capitalized mortgage servicing rights is a result of historically low mortgage rates resulting in an increase in prepayments of mortgages serviced by the Company. In addition, the Company recorded $3.0 million of payoff amortization in 2002 compared to $2.0 million of payoff amortization in 2001.

Noninterest Expenses

For the year ended December 31, 2002, noninterest expenses totaled $151.1 million, an increase of $17.9 million, or 13%, from $133.2 million during 2001, which had increased from $120.3 million during 2000. The increase in noninterest expenses during these periods was due primarily to salaries and employee benefits and occupancy expenses. The efficiency ratio is calculated by dividing total noninterest expenses by net interest income plus noninterest income, excluding net security gains (losses). An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income while a decrease would indicate a more efficient allocation of resources. The Company's efficiency ratios were 61.09%, 61.06% and 62.04% for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in the efficiency ratio in 2002 is primarily a result of the decline in the net interest margin discussed in "— Results of Operations — Net Interest Income" above. The efficiency ratio is a supplemental financial measure utilized in management's evaluation of the Company and is not defined under generally accepted accounting principles. It may not be a comparable measurement among different financial institutions.

Salaries and employee benefits expense was $87.6 million for the year ended December 31, 2002, an increase of $9.5 million, or 12%, from $78.0 million for the year ended December 31, 2001. Salaries and employee benefits expense for the year ended December 31, 2001 increased $11.0 million, or 16%, from the same period in 2000. These increases were due primarily to hiring additional personnel required to accommodate the Company's growth. Total full-time equivalent employees for the years ended December 31, 2002, 2001 and 2000 were 1,481, 1,376, and 1,313, respectively.

Occupancy expense rose $2.5 million to $24.1 million in 2002. Major categories included within occupancy expense are depreciation expense and maintenance contract expense. Depreciation expense increased $1.5 million to $9.2 million for the year ended December 31, 2002. This increase was due primarily to additional depreciation resulting from the purchase of the downtown operations center and capitalized leasehold improvements associated with renovations at the Company's headquarters. Maintenance contract expense for the year ended December 31, 2002 was $4.0 million, an increase of $827,000, or 26%, compared to $3.2 million in 2001 and $2.5 million in 2000. The Company has purchased maintenance contracts for major operating systems throughout the organization.

Losses on deposit accounts increased to $3.9 million for the year ended December 31, 2002 from $1.7 million for the same period last year, an increase of $2.2 million, or 127%. This increase is primarily due to charge-offs of deposit accounts related to a deposit product introduced in 2001. In addition, the Company charged off $500,000 in 2002 related to check kiting.

Income Taxes

Income tax expense includes the regular federal income tax at the statutory rate, plus the income tax component of the Texas franchise tax. The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of nondeductible interest expense, and the amount of other nondeductible expenses. Taxable income for the income tax component of the Texas franchise tax is the federal pre-tax income, plus certain officers salaries, less interest income from federal securities. In 2002 income tax expense was $27.0 million, an increase of $2.2 million, or 9%, from the $24.7 million of income tax expense in 2001 which increased $2.1 million, or 9%, from the $22.6 million of income tax expense in 2000. The Company's effective tax rates were 31%, 32%, and 34% for the years ended December 31, 2002, 2001 and 2000, respectively. The reduced tax rate is primarily due to an increase in tax exempt income earned on the Company's bank-owned life insurance and other tax exempt securities.

Impact of Inflation

The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Since substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company attempts to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See "— Financial Condition — Interest Rate Sensitivity and Liquidity" below.

Financial Condition

Loans Held for Investment

Loans held for investment were $3.12 billion at December 31, 2002, an increase of $445.5 million, or 17% from December 31, 2001. Loans held for investment were $2.67 billion at December 31, 2001, an increase of $247.0 million, or 10%, from $2.43 billion at December 31, 2000.

During the past five years loans have grown at an annualized rate of 21%. This growth is consistent with the Company's strategy of targeting corporate "middle market" and private banking customers and providing innovative products with superior customer service. This plan also includes establishing new branches in areas that demographically complement existing or targeted customer base, pursuing selected mergers/acquisitions that will add new markets, delivery systems and talent to the Company, and leveraging new or existing technology to improve the profitability of the Company and its customers.

Loans increased during 2002 as the Company continued to expand its market presence in its defined primary market. The Company continues to take a conservative approach to credit underwriting, which it believes is a prudent course of action, especially in uncertain economic conditions. While the short-term outlook for economic conditions is unclear, the Company is optimistic about the future and has continued to invest in new products, services, and personnel that it believes will bring excellent opportunities for growth and expansion.

The loan portfolio is concentrated in loans to commercial, real estate construction and land development enterprises, with the balance in residential and consumer loans. While no specific industry concentration is considered significant, lending operations are located primarily in an eight county area in and around Houston. An economic recession over a prolonged period of time in the Houston area could cause increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the local economy would not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

The following table summarizes the loan portfolio of the Company by major category as of the dates indicated:

	December 31,									
	2002		2001		2000		1999		1998	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Commercial and industrial	$1,296,849	41.59%	$1,084,114	40.56%	$ 954,912	39.37%	$ 749,816	38.29%	$ 667,918	41.29%
Real estate:										
Construction and land development	748,272	24.00	698,423	26.13	641,128	26.43	500,547	25.57	299,220	18.50
1-4 family residential	447,534	14.35	344,133	12.88	335,934	13.85	290,057	14.81	273,387	16.90
Commercial owner occupied	458,033	14.69	320,336	11.99	265,534	10.95	212,371	10.84	187,093	11.57
Farmland	7,679	0.25	4,854	0.18	5,753	0.24	13,218	0.67	8,416	0.52
Other	21,693	0.70	25,884	0.97	31,861	1.31	20,572	1.05	17,524	1.08
Consumer	137,891	4.42	194,714	7.29	190,376	7.85	171,714	8.77	164,018	10.14
Total loans held for investment	$3,117,951	100.00%	$2,672,458	100.00%	$2,425,498	100.00%	$1,958,295	100.00%	$1,617,576	100.00%

The primary lending focus of the Company is on small- and medium-sized commercial, construction and land development, residential mortgage and consumer loans. The Company offers a variety of commercial lending products including term loans, lines of credit and equipment financing. A broad range of short- to medium-term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements) and the purchase of equipment and machinery. The purpose of a particular loan generally determines its structure.

The Company's commercial loans are generally underwritten on the basis of the borrower's ability to service such debt from cash flow. As a general practice, the Company takes as collateral a lien on any available real estate, equipment, or other assets and personal guarantees of company owners or project sponsors. Working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets.

A substantial portion of the Company's real estate loans consists of loans collateralized by real estate, other assets and personal guarantees of company owners or project sponsors. Additionally, a portion of the Company's lending activity consists of the origination of single-family residential mortgage loans collateralized by owner-occupied properties located in the Company's primary market area. The Company offers a variety of mortgage loan products which generally are amortized over five to 30 years.

Loans collateralized by single-family residential real estate are typically originated in amounts of no more than 90% of appraised value. The Company typically requires mortgage title insurance and hazard insurance in the amount of the loan. Although the contractual loan payment periods for single-family residential real estate loans are generally for a 10 to 30 year period, such loans often remain outstanding for significantly shorter periods than their contractual terms.

The Company originates and purchases residential and commercial mortgage loans to sell to investors with servicing rights retained. The Company also provides residential and commercial construction financing to builders and developers and acts as a broker in the origination of multi-family and commercial real estate loans.

Residential construction financing to builders generally has been originated in amounts of no more than 80% of appraised value. The Company requires a mortgage title binder and builder's risk insurance in the amount of the loan. The contractual loan payment periods for residential constructions loans are generally for a six to twelve month period.

Consumer loans made by the Company include automobile loans, recreational vehicle loans, boat loans, home improvement loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 84 months and vary based upon the nature of collateral and size of loan.

The contractual maturity ranges of the commercial and industrial and funded real estate construction and land development loan portfolio and the amount of such loans with fixed interest rates and floating interest rates in each maturity range as of December 31, 2002 are summarized in the following table:

	December 31, 2002			
	One Year Or Less	After One Through Five Years	After Five Years	Total
	(Dollars in thousands)			
Commercial and industrial	$ 831,352	$392,886	$72,611	$1,296,849
Real estate construction and land development	457,270	268,782	22,220	748,272
Total	$1,288,622	$661,668	$94,831	$2,045,121
Loans with a fixed interest rate	$ 504,326	$144,331	$41,784	$ 690,441
Loans with a floating interest rate	784,296	517,337	53,047	1,354,680
Total	$1,288,622	$661,668	$94,831	$2,045,121

Loans Held for Sale

Loans held for sale of $101.4 million at December 31, 2002 increased from $87.0 million at December 31, 2001. These loans are carried at the lower of cost or market and are typically sold to investors within one year of origination. The market value of these loans is impacted by changes in current interest rates. An increase in interest rates would result in a decrease in the market value of these loans while a decrease in interest rates would result in an increase in the market value of these loans. The business of originating and selling loans is conducted by the Company's mortgage segment.

Loan Review and Allowance for Loan Losses

The Company's loan review procedures include a credit quality assurance process that begins with approval of lending policies and underwriting guidelines by the Board of Directors, a loan review department staffed, in part, with Office of the Comptroller of the Currency experienced personnel, low individual lending limits for officers, Senior Loan Committee approval for large credit relationships and a quality control process for loan documentation. The Company also maintains a monitoring process for credit extensions in excess of $100,000. The Company performs quarterly concentration analyses based on various factors such as industries, collateral types, business lines, large credit sizes, international credit exposure and officer portfolio loads. The Company has established underwriting guidelines to be followed by its officers. The Company also monitors its delinquency levels for any negative or adverse trends. The Company continues to invest in its loan portfolio monitoring system to enhance its risk management capabilities.

The Company's loan portfolio is well diversified by industry type but is generally concentrated in the eight county region defined as its primary market area. Historically, the Houston metropolitan area has been affected both positively and negatively by conditions in the energy industry. It is estimated that approximately 32% of economic activity currently is related to the upstream energy industry, down from 69% in 1981. Since the mid 1980's, the economic impact of changes in the energy industry has been lessened due to the diversification of the Houston economy driven by growth in such economic entities as the Texas Medical Center, the Port of Houston, the Johnson Space Center, among others, and government infrastructure spending to support the population and job growth in the Houston area. As a result, the economy of the Company's primary market area has become increasingly affected by changes in the national and international economies.

The Company monitors changes in the level of energy prices, real estate values, borrower collateral, and the level of local, regional, national, and international economic activity. Recently, several major employers in the Houston market have either experienced financial difficulties or reductions in employment due to changes in the energy trading markets, corporate consolidations, or political events affecting the global economy. While these factors are significant, the Company's primary market area has managed to show a 12 month gain of approximately 4,500 jobs on an employment base estimated to be 2.1 million as of December 31, 2002. As of December 31, 2002, other than $4.3 million in charge-offs related to four commercial credits, these events have had no material effect on the Company's loan portfolio. For the year ended December 31, 2002, net charge-offs to average loans was 0.22%. The average for all FDIC insured banks was 1.12% for the nine months ended September 30, 2002. There can be no assurance, however, the Company's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to changes in general economic conditions.

The allowance for loan losses is established through a provision for loan losses based on management's evaluation of risk inherent in the loan portfolio. The allowance is increased by provisions charged against current earnings and reduced by net charge-offs. Loans are charged off when they are deemed to be uncollectible; recoveries are generally recorded only when cash payments are received. Based on an evaluation of the loan portfolio, management presents a quarterly analysis of the allowance for loan losses to a committee of the Board of Directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluations, management considers both quantitative and qualitative risk factors in establishing an allowance for loan losses that it considers to be appropriate at each reporting period. Quantitative factors include historical charge-off experience, delinquency and past due trends, changes in collateral values, changes in energy prices, changes in the level of borrower covenant violations, the level of nonperforming loans, changes in the risk classification of credits, growth and concentrations of credit in the loan portfolio, the results of regulatory and internal loan review examinations, and changes in the loan portfolio's composition by both industry and by borrower.

Qualitative factors include an evaluation of the economic factors affecting the Company's primary market area, changes in the type and complexity of credit extensions, the experience levels of its lending and loan review staff, new lending products, the age of the loan portfolio, and other factors.

In order to determine the adequacy of the allowance for loan losses, management performs periodic reviews of the loan portfolio, either individually or in pools. Generally, commercial and real estate loans are reviewed individually and consumer and single family residential loans are evaluated in pools.

A general allowance for loan losses is established based upon (i) the historical loss experience by loan type; (ii) management's internal grading of the loans resulting in an allowance based upon the historical loss experience by grade applied to the outstanding principal balance of the adversely graded loans; and (iii) certain subjective factors such as economic trends, performance trends, portfolio age and concentrations of credit. In addition, specific allowances may be established for loans which management believes require greater reserves than those allocated based on the above methodology. Future changes in economic conditions, circumstances, or other factors could cause management to increase or decrease the allowance for loan losses as necessary.

Management believes that the allowance for loan losses at December 31, 2002 is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that the Company will not sustain losses in future periods, which could be greater than the size of the allowance at December 31, 2002.

The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Allowance for loan losses, beginning balance	$31,390	$28,150	$22,436	$17,532	$14,385
Provision charged against operations	11,750	7,500	7,053	6,474	4,261
Charge-offs:					
Commercial and industrial	(5,784)	(3,663)	(714)	(906)	(862)
Real estate:					
Construction and land development	(107)	(65)	(208)	(177)	(10)
1-4 family residential	(126)	(171)	—	—	—
Commercial owner occupied	(38)	—	—	—	—
Farmland	—	—	—	—	—
Other	(64)	(94)	(100)	—	—
Consumer	(973)	(1,037)	(1,071)	(1,128)	(634)
Total charge-offs	(7,092)	(5,030)	(2,093)	(2,211)	(1,506)
Recoveries:					
Commercial and industrial	235	265	485	265	95
Real estate:					
Construction and land development	—	—	7	12	63
1-4 family residential	14	59	—	—	—
Commercial owner occupied	—	—	—	—	—
Farmland	—	—	—	—	—
Other	136	51	—	—	—
Consumer	351	395	262	364	216
Total recoveries	736	770	754	641	374
Net charge-offs	(6,356)	(4,260)	(1,339)	(1,570)	(1,132)
Adjustment to conform reporting periods	—	—	—	—	18
Adjustment for sale of subsidiary	(88)	—	—	—	—
Allowance for loan losses, ending balance	$36,696	$31,390	$28,150	$22,436	$17,532
Allowance to period-end loans	1.18%	1.17%	1.16%	1.15%	1.08%
Net charge-offs to average loans	0.22%	0.17%	0.06%	0.09%	0.08%
Allowance to period-end nonperforming loans	244.82%	237.82%	297.82%	519.59%	441.39%

The following table reflects the distribution of the allowance for loan losses among various categories of loans for the dates indicated. The Company has allocated portions of its general allowance for loan losses to cover the estimated losses inherent in particular risk categories of loans. This allocation is made for analytical purposes and is not necessarily indicative of the categories in which loan losses may occur. The total allowance is available to absorb losses from any category of loans.

	December 31,									
	2002		2001		2000		1999		1998	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)									
Balance of allowance for loan losses applicable to:										
Commercial and industrial	$15,637	41.59%	$13,554	40.56%	$12,219	39.37%	$10,793	38.29%	$ 8,219	41.29%
Real estate:										
Construction and land development	6,825	24.00	7,395	26.13	5,733	26.43	4,184	25.57	2,418	18.50
1-4 family residential	4,014	14.35	2,695	12.88	3,294	13.85	2,498	14.81	2,424	16.90
Commercial owner occupied	5,868	14.69	3,397	11.99	2,676	10.95	1,962	10.84	1,767	11.57
Farmland	53	0.25	34	0.18	40	0.24	93	0.67	66	0.52
Other	1,037	0.70	1,110	0.97	1,253	1.31	143	1.05	134	1.08
Consumer	3,262	4.42	3,205	7.29	2,935	7.85	2,763	8.77	2,504	10.14
Total allowance for loan losses	$36,696	100.00%	$31,390	100.00%	$28,150	100.00%	$22,436	100.00%	$17,532	100.00%

Nonperforming Assets and Impaired Loans

Nonperforming assets, which include nonaccrual loans, accruing loans 90 or more days past due, restructured loans, and other real estate and foreclosed property, were $15.7 million at December 31, 2002, compared with $14.2 million at December 31, 2001 and $9.9 million at December 31, 2000. This resulted in a ratio of nonperforming assets to loans and other real estate of 0.50%, 0.53%, and 0.41% at December 31, 2002, 2001, and 2000, respectively. Nonaccrual loans, the largest component of nonperforming assets, were $13.1 million at December 31, 2002, an increase of $2.1 million from $11.0 million at December 31, 2001.

The following table presents information regarding nonperforming assets as of the dates indicated:

	December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Nonaccrual loans	$13,113	$11,020	$8,345	$2,471	$2,369
Accruing loans 90 or more days past due	1,876	2,179	1,107	1,847	1,352
Restructured loans	—	—	—	—	251
Other real estate and foreclosed property	760	1,037	454	1,840	1,099
Total nonperforming assets	$15,749	$14,236	$9,906	$6,158	$5,071
Nonperforming assets to total loans and other real estate	0.50%	0.53%	0.41%	0.31%	0.31%

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Loans are designated as nonaccrual when reasonable doubt exists as to the full collection of interest and principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Gross interest income on nonaccrual loans that would have been recorded had these loans been performing as agreed was $814,000, $626,000 and $203,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

The Company regularly updates appraisals on loans collateralized by real estate, particularly those categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan losses.

A loan is considered impaired, based on current information and events, if management believes that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest past due. An insignificant delay (up to 90 days) or insignificant shortfall in the amount of payment does not constitute an impairment. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through the provision for loan losses. All nonaccrual loans and accruing loans 90 or more days past due are considered impaired at December 31, 2002.

The following is a summary of loans considered to be impaired:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Impaired loans with no valuation allowance	$ —	$ 510
Impaired loans with a valuation allowance	23,046	19,728
Total recorded investment in impaired loans	$23,046	$20,238
Valuation allowance related to impaired loans	$ 3,646	$ 3,749

The average recorded investment in impaired loans during 2002, 2001, and 2000 was $22.1 million, $15.5 million, and $9.3 million, respectively. Interest income on impaired loans of $456,000, $425,000, and $1.1 million was recognized for cash payments received in 2002, 2001 and 2000, respectively. The decrease in the valuation allowance related to impaired loans is the result of a change in the composition of these loans and charge-offs recorded in 2002.

Securities

At the date of purchase, the Company classifies debt and equity securities into one of three categories: held to maturity, trading or available for sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities classified as held to maturity are stated at cost, increased by accretion of discounts and reduced by amortization of premiums, both computed by the interest method, only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Securities not classified as either held to maturity or trading are classified as available for sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as a component of accumulated other comprehensive income (loss) until realized. Gains and losses on sales of securities are determined using the specific-identification method. The Company has classified all securities as available for sale at December 31, 2002.

The amortized cost of securities classified as available for sale and held to maturity is as follows:

	December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Available for sale:					
U.S. Government and agency securities	$ 142,032	$ 50,860	$169,069	$134,001	$183,602
Mortgage-backed securities	869,872	872,974	618,523	678,523	623,964
Municipal securities	105,143	85,047	27,920	17,021	6,247
Federal Reserve Bank stock	4,431	4,230	3,949	2,981	2,442
Federal Home Loan Bank stock	27,188	7,939	17,972	16,051	8,775
Other securities	30,777	41,169	15,491	7,286	3,894
Total securities available for sale	$1,179,443	$1,062,219	$852,924	$855,863	$828,924
Held to maturity:					
U.S. Government securities	$ —	$ —	$ —	$ 12,761	$ 23,837
Mortgage-backed securities	—	—	—	29,164	80,528
Municipal securities	—	—	—	13,486	13,964
Other securities	—	—	—	3,533	—
Total securities held to maturity	$ —	$ —	$ —	$ 58,944	$118,329

The amortized cost and approximate fair value of securities classified as available for sale is as follows:

	December 31, 2002				December 31, 2001				December 31, 2000			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(Dollars in thousands)											
Available for sale:												
U.S. Government and agency securities	$ 142,032	$ 1,323	$ —	$ 143,355	$ 50,860	$ 1,294	$ (17)	$ 52,137	$169,069	$1,080	$ (819)	$169,330
Mortgage-backed securities	869,872	18,077	(1,194)	886,755	872,974	8,571	(2,825)	878,720	618,523	2,088	(7,395)	613,216
Municipal securities	105,143	3,634	(190)	108,587	85,047	252	(1,524)	83,775	27,920	134	(27)	28,027
Federal Reserve Bank stock	4,431	—	—	4,431	4,230	—	—	4,230	3,949	—	—	3,949
Federal Home Loan Bank stock	27,188	—	—	27,188	7,939	—	—	7,939	17,972	—	—	17,972
Other securities	30,777	107	—	30,884	41,169	356	(11)	41,514	15,491	201	(22)	15,670
Total securities available for sale	$1,179,443	$23,141	$(1,384)	$1,201,200	$1,062,219	$10,473	$(4,377)	$1,068,315	$852,924	$3,503	$(8,263)	$848,164

In connection with the Citizens merger, the Company transferred all of Citizens' held to maturity debt securities to the available for sale category in 2000. The amortized cost of these securities at the time of transfer was $55.8 million and the unrealized gain was $267,000 ($174,000 net of income taxes).

Securities totaled $1.20 billion at December 31, 2002, an increase of $132.9 million from $1.07 billion at December 31, 2001. During 2001, securities increased $220.2 million from $848.2 million at December 31, 2000. The yield on the securities portfolio for 2002 was 5.00% while the yield was 5.95% in 2001.

Included in the Company's mortgage-backed securities at December 31, 2002 were agency issued collateral mortgage obligations with a book value of $357.8 million and a fair market value of $360.9 million and non-agency issued collateral mortgage obligations with a book value and fair market value of $112,000.

At December 31, 2002, $683.0 million of the mortgage-backed securities held by the Company had final maturities of more than 10 years. At December 31, 2002, approximately $17.6 million of the Company's mortgage-backed securities earned interest at floating rates and repriced within one year and, accordingly, were less susceptible to declines in value should interest rates increase.

The following table summarizes the contractual maturity of investments and their weighted average yields at December 31, 2002. The yield on the securities portfolio is based on average historical cost balances and does not give effect to changes in fair value that are reflected as a separate component of other comprehensive income.

	December 31, 2002									
	Within One Year		After One Year but within Five Years		After Five Years but within Ten Years		After Ten Years			
	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Total	Yield
	(Dollars in thousands)									
U.S. Government securities	$ 9,842	7.59%	$120,413	3.94%	$ 11,777	5.10%	$ —	—%	$ 142,032	4.29%
Mortgage-backed securities	2,867	6.11	9,344	6.35	174,653	4.95	683,008	4.62	869,872	4.71
Municipal securities	2,215	4.34	10,564	4.55	9,080	4.53	83,284	4.82	105,143	4.76
Federal Reserve Bank stock	4,431	6.00	—	—	—	—	—	—	4,431	6.00
Federal Home Loan Bank stock	27,188	3.00	—	—	—	—	—	—	27,188	3.00
Other securities	27,214	1.33	762	6.02	1,571	3.74	1,230	4.41	30,777	1.92
Federal funds sold	37,700	0.50	—	—	—	—	—	—	37,700	0.50
Securities purchased under resale agreements	20,000	1.15							20,000	1.15
Interest-bearing deposits	5,407	0.90	—	—	—	—	—	—	5,407	0.90
Total investments	$136,864	2.14%	$141,083	4.18%	$197,081	4.93%	$767,522	4.64%	$1,242,550	4.36%

Other Assets

Other assets were $140.4 million at December 31, 2002, a decrease of $38.3 million from $178.7 million at December 31, 2001. This decrease is primarily attributable to decreases in factored receivables. Factored receivables result from providing operating funds to businesses by converting their accounts receivable to cash. During 2002, factored receivables decreased $32.1 million to $23.0 million. This decrease was due to unusual customer cash needs at December 31, 2001 that were not experienced in 2002.

Deposits

The Company offers a variety of deposit accounts having a wide range of interest rates and terms. The Company's deposits consist of demand, savings, interest-bearing demand, money market and time accounts. The Company relies primarily on its product and service offerings, high quality customer service, advertising, and competitive pricing policies to attract and retain these deposits. Deposits provide the primary source of funding for the Company's lending and investment activities, and the interest paid for deposits must be managed carefully to control the level of interest expense.

The Company had $149.4 million and $300,000 of its deposits classified as brokered funds at December 31, 2002 and 2001, respectively. The growth in brokered deposits is attributable to a major new treasury management relationship whereby the Bank provides banking and treasury management services to mortgage companies throughout the United States. Under this relationship, a referring source, whose business is to lend money to mortgage companies, introduces its customers to the Bank. Deposits garnered as a result of those introductions are classified as brokered deposits for financial and regulatory reporting purposes. In spite of this classification, management believes that the deposits in question are core and relationship in nature and that they do not have the characteristics or risks normally associated with brokered deposits.

The Company's ratio of average demand deposits to average total deposits for the years ended December 31, 2002, 2001, and 2000 was 30%, 28%, and 30%, respectively.

Average total deposits during 2002 increased to $3.47 billion from $3.20 billion in 2001, an increase of $277.4 million or 9%. Average noninterest-bearing deposits increased to $994.1 million in 2002 from $836.4 million in 2001. Average total deposits in 2001 rose to $3.20 billion from $2.82 billion in 2000, an increase of $374.9 million, or 13%.

The average daily balances and weighted average rates paid on deposits for each of the years ended December 31, 2002, 2001, and 2000 are presented below:

	Years Ended December 31,					
	2002		2001		2000	
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)					
Interest-bearing demand	$ 34,409	0.23%	$ 62,510	0.50%	$ 58,093	1.09%
Regular savings	94,388	0.88	81,799	1.58	74,380	2.28
Premium yield	830,690	1.61	851,951	3.41	659,979	5.25
Money market savings	593,691	1.04	461,433	2.21	425,414	3.16
CD's less than $100,000	293,752	3.63	302,885	5.25	289,183	5.32
CD's $100,000 and over	553,666	2.69	522,601	4.82	464,470	6.17
IRA's, QRP's and other	78,583	3.73	76,336	5.07	75,394	5.66
Total interest-bearing deposits	2,479,179	1.97%	2,359,515	3.64%	2,046,913	4.82%
Noninterest-bearing deposits	994,113		836,366		774,111	
Total deposits	$3,473,292		$3,195,881		$2,821,024	

The following table sets forth the maturity of the Company's time deposits that are $100,000 or greater as of the dates indicated:

	December 31,		
	2002	2001	2000
	(Dollars in thousands)		
3 months or less	$285,071	$348,782	$265,232
Between 3 months and 6 months	56,087	81,457	124,144
Between 6 months and 1 year	68,934	75,461	61,774
Over 1 year	108,016	48,420	55,479
Total time deposits, $100,000 and over	$518,108	$554,120	$506,629

Borrowings

Securities sold under repurchase agreements and other borrowings generally represent borrowings with maturities ranging from one to thirty days. Short-term borrowings consist of federal funds purchased and other bank borrowings. The Company's long-term borrowings generally consist of borrowings with the Federal Home Loan Bank maturing within one year. Information relating to these borrowings for the years ended December 31, 2002 and 2001 is summarized as follows:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Securities sold under repurchase agreements:		
Average	$271,304	$270,656
Period-end	275,443	358,401
Maximum month-end balance during period	323,815	358,401
Interest rate:		
Weighted average for the period	1.45%	3.17%
Weighted average at period-end	1.15%	2.03%
Long-term borrowings:		
Average	$ 42,162	$ 7,565
Period-end	107,049	7,410
Maximum month-end balance during period	107,172	7,717
Interest rate:		
Weighted average for the period	2.83%	7.00%
Weighted average at period-end	2.28%	6.96%
Short-term borrowings		
Average	$326,675	$157,630
Period-end	408,381	222,168
Maximum month-end balance during period	501,736	368,792
Interest rate:		
Weighted average for the period	1.74%	3.93%
Weighted average at period-end	1.26%	2.12%

Interest Rate Sensitivity

Asset and liability management is concerned with the timing and magnitude of the repricing of assets as compared to liabilities. It is the objective of the Company to generate stable growth in net interest income and to attempt to control risks associated with interest rate movements. In general, management's strategy is to reduce the impact of changes in interest rates on its net interest income by maintaining a favorable match between the maturities or repricing dates of its interest-earning assets and interest-bearing liabilities. The Company adjusts its interest sensitivity during the year through changes in the mix of assets and liabilities and may use interest rate products such as interest rate swap and cap agreements. The Company's asset and liability management strategy is formulated and monitored by the Asset Liability Management Committee (the "ALCO"), which is composed of senior officers of the Bank and two outside directors, in accordance with policies approved by the Bank's Board of Directors. This Committee meets regularly to review, among other things, the sensitivity of the Bank's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity, and maturities of investments and borrowings. The Asset Liability Committee also approves and establishes pricing and funding decisions with respect to the Bank's overall asset and liability composition. The Committee reviews the Bank's liquidity, cash flow flexibility, maturities of investments, deposits and borrowings, retail and institutional deposit activity, current market conditions, and interest rates on both a local and national level.

To effectively measure and manage interest rate risk, the Company uses simulation analysis to determine the impact on net interest income of changes in interest rates under various interest rate scenarios, balance sheet trends, and strategies. From these simulations, interest rate risk is quantified and appropriate strategies are developed and implemented.

The following table presents an analysis of the sensitivity inherent in the Company's net interest income and market value of portfolio equity. The data used to prepare the table is as of December 31, 2002, which may not be representative of average balances found at year end or any other time period. The analysis is a tool used by management that changes every month based on changes in the composition of the balance sheet. Management believes that, based on available information, the Bank has been and will continue to be slightly asset sensitive. The interest rate scenarios presented in the table include interest rates at December 31, 2002 and 2001 and as adjusted by instantaneous rate changes upward and downward of up to 200 basis points. Each rate scenario reflects unique prepayment and repricing assumptions. Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, this analysis is not intended to be a forecast of the actual effect of a change in market interest rates on the Company. The market value sensitivity analysis presented includes assumptions that (i) the composition of the Company's interest sensitive assets and liabilities existing at year end will remain constant over the twelve month measurement period; and (ii) that changes in market rates are parallel and instantaneous across the yield curve regardless of duration or repricing characteristics of specific assets or liabilities. Further, the analysis does not contemplate any actions that the Company might undertake in response to changes in market interest rates. Accordingly, this analysis is not intended and does not provide a precise forecast of the effect actual changes in market rates will have on the Company.

	Changes in Interest Rates				
	−200	−100	0	+100	+200
Impact on net interest income					
December 31, 2002	(17.22)%	(6.17)%	0.00%	4.39%	6.83%
December 31, 2001	(12.35)%	(5.44)%	0.00%	1.92%	3.59%
Impact on market value of portfolio equity:					
December 31, 2002	(10.27)%	(5.34)%	0.00%	2.44%	0.64%
December 31, 2001	(5.48)%	(0.89)%	0.00%	(4.14)%	(8.16)%

The interest rate sensitivity ("GAP") is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A GAP is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A GAP is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative GAP would tend to adversely affect net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. While the GAP is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

The Company's one-year cumulative GAP position at December 31, 2002 was a positive $656.5 million or 12.70% of assets. This is a one-day position that is continually changing and is not indicative of the Company's position at any other time. While the GAP position is a useful tool in measuring interest rate risk and contributes toward effective asset and liability management, shortcomings are inherent in GAP analysis since certain assets and liabilities may not move proportionally as interest rates change.

The following table sets forth an interest rate sensitivity analysis for the Company as of December 31, 2002:

	0-90 Days	91-364 Days	One to Three Years	After Three Years	Total
			(Dollars in thousands)		
Interest-earning assets:					
Money market funds	$ 27,214	$ —	$ —	$ —	$ 27,214
Securities	139,834	243,652	369,132	399,611	1,152,229
Loans	2,247,294	343,362	368,250	260,434	3,219,340
Federal funds sold	37,700	—	—	—	37,700
Total interest-earning assets	2,452,042	587,014	737,382	660,045	4,436,483
Interest-bearing liabilities:					
Demand, money market and savings deposits	370,666	636,319	691,533	53,240	1,751,758
Certificates of deposit and other time deposits	355,946	235,442	236,301	42,279	869,968
Short-term borrowings	683,824	—	—	—	683,824
Long-term borrowings	95	100,296	880	5,778	107,049
Total interest-bearing liabilities	1,410,531	972,057	928,714	101,297	3,412,599
Period GAP	$1,041,511	$(385,043)	$(191,332)	$ 558,748	$1,023,884
Cumulative GAP	$1,041,511	$ 656,468	$ 465,136	$1,023,884	
Period GAP to total assets	20.15%	(7.45)%	(3.70)%	10.81%	
Cumulative GAP to total assets	20.15%	12.70%	9.00%	19.81%	

Liquidity

Liquidity management involves maintaining sufficient cash levels to fund operations and to meet the requirements of borrowers, depositors, and creditors. Higher levels of liquidity bear higher corresponding costs, measured in terms of lower yields on short-term, more liquid earning assets, and higher interest expense involved in extending liability maturities. Liquid assets include cash and cash equivalents, loans and securities maturing within one year, and money market instruments. In addition, the Company holds securities maturing after one year, which can be sold to meet liquidity needs.

The Company relies primarily on customer deposits, securities sold under repurchase agreements and shareholders' equity to fund interest-earning assets. The Federal Home Loan Bank ("FHLB") is also a major source of liquidity for the Bank. The FHLB allows member banks to borrow against their eligible collateral to satisfy liquidity requirements.

Maintaining a relatively stable funding base, which is achieved by diversifying funding sources, competitively pricing deposit products, and extending the contractual maturity of liabilities, reduces the Company's exposure to roll over risk on deposits and limits reliance on volatile short-term purchased funds. Short-term funding needs arise from declines in deposits or other funding sources, funding of loan commitments and requests for new loans. The Company's strategy is to fund assets to the maximum extent possible with core deposits that provide a sizable source of relatively stable and low-cost funds. Core deposits include all deposits, except certificates of deposit and other time deposits of $100,000 and over. Average core deposits funded approximately 71% of total interest-earning assets for the year ended December 31, 2002 and 74% for the same period in 2001.

Management believes the Company has sufficient liquidity to meet all reasonable borrower, depositor, and creditor needs in the present economic environment. In addition, the Bank has access to the FHLB for borrowing purposes. The Company has not received any recommendations from regulatory authorities that would materially affect liquidity, capital resources or operations.

Subject to certain limitations, the Bank may borrow funds from the FHLB in the form of advances. Credit availability from the FHLB to the Bank is based on the Bank's financial and operating condition. Borrowings from the FHLB to the Bank were approximately $353.3 million at December 31, 2002. In addition to creditworthiness, the Bank must own a minimum amount of FHLB capital stock. This minimum is 5.00% of outstanding FHLB advances. Unused borrowing capacity at December 31, 2002 was approximately $286.0 million. The Bank uses FHLB advances for both long-term and short-term liquidity needs. Other than normal banking operations, the Bank has no long-term liquidity needs. The Bank has never been involved with highly leveraged transactions that may cause unusual potential long-term liquidity needs.

Payments due by period for the Company's contractual obligations (other than deposit liabilities) at December 31, 2002 are presented below:

	Within One Year	After One but Within Three Years	After Three but Within Five Years	After Five Years	Total
	(Dollars in thousands)				
Short-term borrowings	$408,381	$ —	$ —	$ —	$408,381
Long-term borrowings	100,391	880	1,028	4,750	107,049
Operating lease obligations	4,605	8,935	4,086	5,558	23,184
Total contractual obligations	$513,377	$9,815	$5,114	$10,308	$538,614

Off-Balance Sheet Arrangements

The contractual amount of the Company's financial instruments with off-balance sheet risk expiring by period at December 31, 2002 is presented below:

	Within One Year	After One but Within Three Years	After Three but Within Five Years	After Five Years	Total
	(Dollars in thousands)				
Unfunded loan commitments including unfunded lines of credit	$798,812	$672,630	$108,556	$ 64,724	$1,644,722
Standby letters of credit	118,645	39,913	8,264	—	166,822
Commercial letters of credit	5,795	1,466	—	—	7,261
Commitments to sell mortgage loans	46,202	—	—	—	46,202
Guarantees on GNMA securities administered	—	—	—	82,482	82,482
Total financial instruments with off-balance sheet risk	$969,454	$714,009	$116,820	$147,206	$1,947,489

Due to the nature of the Company's unfunded loan commitments, including unfunded lines of credit, the amounts presented above do not necessarily represent amounts the Company anticipates funding in the periods presented above. During the last three years, the Company has experienced stable usage at 66% of unfunded loan commitments, including unfunded lines of credit.

Critical Accounting Policies

The Company has established various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of its consolidated financial statements. In estimating the allowance for loan losses, management utilizes historical experience as well as other factors including the effect of changes in the local real estate market on collateral values, the effect on the loan portfolio of current economic indicators and their probable impact on borrowers and increases or decreases in nonperforming and impaired loans. Changes in these factors may cause management's estimate of the allowance to increase or decrease and result in adjustments to the Company's provision for loan losses. See "— Financial Condition — Loan Review and Allowance for Loan Losses" and "Note 1 — Nature of Operations and Summary of Significant Accounting Policies" for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Mortgage servicing rights assets are established and accounted for based on discounted cash flow modeling techniques which require management to make estimates regarding the amount and timing of expected future cash flows, including assumptions about loan repayment rates, credit loss experience, and costs to service, as well as discount rates that consider the risk involved. Because the values of these assets are sensitive to changes in assumptions, the valuation of mortgage servicing rights is considered a critical accounting estimate. See "Note 1 — Nature of Operations and Summary of Significant Accounting Policies" and "Note 7 — Mortgage Servicing Rights" for further discussion on the accounting for these assets.

Capital Resources

Shareholders' equity increased to $445.5 million at December 31, 2002 from $361.7 million at December 31, 2001, an increase of $83.8 million, or 23%, primarily from comprehensive income of $68.6 million and the exercise of stock options.

Capital management consists of providing equity to support both current and future operations. The Company is subject to capital adequacy requirements imposed by the Federal Reserve Board and the Bank is subject to capital adequacy requirements imposed by the OCC. Both the Federal Reserve Board and the OCC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. The risk-based capital standards issued by the Federal Reserve Board apply to the Company, and the OCC guidelines apply to the Bank. These guidelines relate a financial institution's capital to the risk profile of its assets. The risk-based capital standards require all financial organizations to have "Tier 1 capital" of at least 4.0% of risk-adjusted assets and "total risk-based" capital (Tier 1 and Tier 2) of at least 8.0% of risk-adjusted assets. "Tier 1 capital" includes, generally, common shareholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, qualifying perpetual preferred stock and minority interest in equity accounts of consolidated subsidiaries less deductions for goodwill and various other intangibles. "Tier 2 capital" may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

The agencies have also adopted guidelines which supplement the risk-based capital guidelines with a minimum leverage ratio of Tier 1 capital to average total consolidated assets ("leverage ratio") of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

The following table compares the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 2002 and 2001 to the minimum regulatory standards:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2002						
Total Capital (to Risk Weighted Assets):						
The Company	$465,545	11.68%	$318,794	8.00%	$398,493	10.00%
The Bank	450,853	11.33%	318,418	8.00%	398,023	10.00%
Tier I Capital (to Risk Weighted Assets):						
The Company	428,849	10.76%	159,397	4.00%	318,794	8.00%
The Bank	413,643	10.39%	159,209	4.00%	318,418	8.00%
Tier I Capital (to Average Assets):						
The Company	428,849	9.43%	136,389	3.00%	227,315	5.00%
The Bank	413,643	8.59%	144,524	3.00%	240,873	5.00%
As of December 31, 2001						
Total Capital (to Risk Weighted Assets):						
The Company	385,463	11.27%	273,689	8.00%	342,111	10.00%
The Bank	387,509	11.41%	271,594	8.00%	339,493	10.00%
Tier I Capital (to Risk Weighted Assets):						
The Company	354,073	10.35%	136,844	4.00%	273,689	8.00%
The Bank	355,802	10.48%	135,797	4.00%	271,594	8.00%
Tier I Capital (to Average Assets):						
The Company	354,073	8.86%	119,872	3.00%	199,787	5.00%
The Bank	355,802	8.53%	125,094	3.00%	208,490	5.00%

Pursuant to Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. Also pursuant to FDICIA, each federal banking agency has promulgated regulations setting the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly under-capitalized" and "critically undercapitalized." Under the Federal Reserve Board's regulations, the Bank is classified as "well capitalized" for purposes of prompt corrective action. See "Item 1. Business — Supervision and Regulation."

Other Matters

On June 29, 2001, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 amends APB Opinion No. 16, *Business Combinations,* to prohibit use of the pooling-of-interests (pooling) method of accounting for business combinations initiated after June 30, 2001 and require the use of purchase accounting.

Goodwill generated from purchase business combinations consummated prior to the issuance of SFAS No. 142 was amortized on a straight-line basis over 20 years. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to acquisition. Under the new standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but instead will be tested at least annually for impairment. The standard is applicable for fiscal years commencing after December 15, 2001. The standard was adopted by the Company on January 1, 2002 and the impact of adoption was immaterial.

On October 24, 2002, the FASB approved SFAS No. 147, *Acquisitions of Certain Financial Institutions.* SFAS No. 147 amends previously issued guidance regarding the accounting and reporting for the acquisition of all or part of a financial institution, effective for acquisitions after October 1, 2002. The statement also provides guidance on the accounting for the impairment or disposal of core deposits. This standard will impact any acquisitions the Company makes beginning in 2003.

On December 31, 2002, the FASB approved SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, it amends APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure about those effects in interim financial information. The Company does not expect the adoption of this standard to have a material effect on its financial condition or results of operations.

On November 25, 2002, the FASB issued FASB Interpretation No. 45 ("FIN No. 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN No. 45 considers standby letters of credit, excluding commercial letters of credit and other lines of credit, a guarantee of the Bank. The Bank enters into a standby letter of credit to guarantee performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved is represented by the contractual amounts of those instruments. Under the standby letters of credit, the Bank is required to make payments to the beneficiary of the letters of credit upon request by the beneficiary so long as all performance criteria have been met. Most guarantees extend up to one year. At December 31, 2002 the maximum potential amount of future payments is $166.8 million. See "Note 16 — Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk" for a discussion of significant guarantees that have been entered into by the Company. The Company does not expect the requirements of FIN No. 45 to have a material impact on its financial condition or results of operations.

On January 17, 2003, the FASB issued Interpretation No. 46, ("FIN No. 46") *Consolidation of Variable Interest Entities,* which addresses consolidation by business enterprises of variable interest entities. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 ("ARB No. 51"), *Consolidated*

Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the requirements of FIN No. 46 to have a material impact on its financial condition or results of operations.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The Company's financial performance is impacted by, among other factors, interest rate risk and credit risk. The Company relies on an extensive loan review process to mitigate its credit risk. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Loan Review and Allowance for Loan Losses" herein.

Management may use derivative contracts to manage its exposure to commitments to originate mortgage loans. All of the derivatives utilized by the Company are for purposes other than trading. The derivatives utilized consist of purchased options on FNMA or FHLMC guaranteed mortgage-backed securities and forward delivery commitments with FNMA and other secondary market investors. These financial instruments are used to reduce the Company's exposure to the effects of fluctuations in interest rates on the Company's lending and secondary marketing activities. The notional amount and fair value of such derivatives was immaterial at December 31, 2002 and 2001.

Interest rate risk is the change in value due to changes in interest rates. This risk is addressed by the Company's ALCO, which includes senior management and Board of Director representatives. The ALCO monitors interest rate risk by analyzing the potential impact to the net portfolio of equity value and net interest income from potential changes to interest rates and considers the impact of alternative strategies or changes in balance sheet structure. The ALCO manages the Company's balance sheet in part to minimize the potential impact on net portfolio value and net interest income despite changes in interest rates. The Company's exposure to interest rate risk is reviewed on a monthly basis by the ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine the change in net portfolio value in the event of hypothetical changes in interest rates. If potential changes to net portfolio value and net interest income resulting from hypothetical interest rate changes are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits. In order to reduce the exposure to interest rate fluctuations, the Company has implemented strategies to more closely match its balance sheet composition. Interest rate sensitivity is computed by estimating the changes in net portfolio of equity value, or market value over a range of potential changes in interest rates. The market value of equity is the market value of the Company's assets minus the market value of its liabilities plus the market value of any off-balance sheet items. The market value of each asset, liability, and off-balance sheet item is its net present value of expected cash flows discounted at market rates after adjustment for rate changes. The Company measures the impact on market value for an immediate and sustained 200 basis point increase and decrease (shock) in interest rates.

In addition, reference is made to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Interest Rate Sensitivity and Liquidity" which is incorporated herein by reference.

Item 8. ***Financial Statements and Supplementary Data***

Reference is made to the financial statements, the reports thereon and the notes thereto commencing at page 49 of this Form 10-K, which financial statements, reports, notes and data are incorporated herein by reference.

Quarterly Financial Data (Unaudited)

The following table represents summarized data for each of the quarters in fiscal 2002 and 2001 (in thousands, except earnings per share).

	2002				2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$59,650	$61,231	$59,582	$57,952	$60,464	$64,560	$65,427	$70,696
Interest expense	14,122	15,490	14,677	15,490	18,518	23,786	26,908	31,946
Net interest income	45,528	45,741	44,905	42,462	41,946	40,774	38,519	38,750
Provision for loan losses	3,000	3,000	3,250	2,500	2,000	2,000	1,750	1,750
Net interest income after provision for loan losses	42,528	42,741	41,655	39,962	39,946	38,774	36,769	37,000
Noninterest income	20,001	16,520	17,675	16,195	15,726	14,938	14,030	13,464
Noninterest expense	39,459	38,144	37,251	36,224	35,235	33,580	32,341	32,029
Income before income taxes	23,070	21,117	22,079	19,933	20,437	20,132	18,458	18,435
Provision for income taxes	7,153	6,555	6,897	6,388	6,451	6,460	5,914	5,920
Net income	$15,917	$14,562	$15,182	$13,545	$13,986	$13,672	$12,544	$12,515
Basic earnings per common share	$ 0.47	$ 0.43	$ 0.46	$ 0.41	$ 0.42	$ 0.42	$ 0.38	$ 0.38
Diluted earnings per common share	$ 0.46	$ 0.42	$ 0.44	$ 0.40	$ 0.41	$ 0.40	$ 0.37	$ 0.37
Weighted average common shares outstanding	34,566	34,726	34,412	34,081	33,983	34,083	34,037	34,141

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There have been no disagreements with accountants on any matter of accounting principles or practices or financial statement disclosures during the two year period ended December 31, 2002.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

For information regarding the directors and persons nominated to become directors of the Company, reference is made to the information presented in the Company's definitive Proxy Statement for its 2003 Annual Meeting of Shareholders to be filed with the Commission pursuant to Regulation 14A under the Securities and Exchange Act of 1934 (the "2003 Proxy Statement"). All of such information is incorporated herein by reference.

Item 11. *Executive Compensation*

For information concerning the compensation paid by the Company during the year ended December 31, 2002 to its executive officers, reference is made to the information presented in the 2003 Proxy Statement. Such information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

For information concerning the beneficial ownership of the common stock of the Company by its directors and officers and by certain other beneficial owners, reference is made to the information presented in the 2003 Proxy Statement. Such information is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

For information regarding certain business relationships and related transactions involving the Company's officers and directors, reference is made to the information presented in the 2003 Proxy Statement. Such information is incorporated herein by reference.

Item 14. ***Controls and Procedures***

During 2002, management dedicated extensive time, resources, and capital into the development and implementation of a comprehensive enterprise-wide risk management system ("ERM"). The process placed all activities of the Company into 14 processes with 12 process owners. In the initial assessment, a catalogue of the key risks in the Company were identified for ongoing monitoring. Detailed risk assessments were then conducted to determine the risk profile. Infrastructure supporting the ERM includes a Board Risk Committee, an internal Risk Management Committee, and centralized Risk Management supervision. An automated application, Enterprise Risk Management System ("ERMS"), has also been developed to facilitate execution of this methodology. The basic ERMS system has been implemented and is updated on a regular basis. Management is in the process of developing measurement criteria and risk performance indicators for the various risk processes.

The Company's chief executive officer and chief financial officer have evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-14(c) and Rule 15d-14(c) under the Exchange Act) as of December 31, 2002 and concluded that those disclosure controls and procedures are effective.

There have been no changes in the Company's internal controls or in other factors known to the Company that could significantly affect these controls subsequent to their evaluation, nor any corrective actions with regard to significant deficiencies and material weaknesses.

While the Company believes that its existing disclosure controls and procedures have been effective to accomplish these objectives, the Company intends to continue to examine, refine and formalize its disclosure controls and procedures and to monitor ongoing developments in this area.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) and (d) *Financial Statements and Financial Statement Schedules*

The financial statements and financial statement schedule listed on the accompanying Index to Financial Statements and Schedule (see page 47) are filed as part of this Form 10-K.

(b) *Reports On Form 8-K*

Three reports on Form 8-K were filed by the Company during the three months ended December 31, 2002:

(i) A Current Report on Form 8-K dated October 4, 2002 was filed on October 4, 2002; Item 9 and Item 7.

(ii) A Current Report on Form 8-K dated October 10, 2002 was filed on October 11, 2002; Item 5 and Item 7.

(iii) A Current Report on Form 8-K dated November 5, 2002 was filed on November 5, 2002; Item 5 and Item 7.

(c) **Exhibits*

3.1 — Articles of Incorporation of the Company, restated as of May 1, 2001 (incorporated by reference to Exhibit 4.1 to the Company's Form S-8 Registration Statement No. 333-60190)

3.2 — Bylaws of the Company (Restated as of December 31, 1996)

4.1 — Specimen Common Stock certificate

**4.2 — Loan Agreement (and form of $10,000,000 Promissory Note) dated March 30, 2000, between the Company and Bank of Oklahoma, N.A.

**4.3 — Loan Agreement (and form of $5,000,000 Promissory Note) dated June 30, 2000, between the Company and Bank of Oklahoma, N.A.

**4.4 — Assumption and Modification Agreement dated December 29, 2000 and First Amendment thereto dated January 10, 2001, between Southwest Bank of Texas National Association and American General Life and Accident Insurance Company, relating to Third Modification of Promissory Note (in the original principal amount of $6,250,000), Deed of Trust and Security Agreement and of Assignment of Leases and Rents

†10.1 — 1989 Stock Option Plan, amended and restated as of May 29, 1998 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000)

†10.2 — 1993 Stock Option Plan, amended and restated as of May 29, 1998 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000)

†10.3 — Form of Stock Option Agreement under 1989 Stock Option Plan and 1993 Stock Option Plan

†10.4 — 1996 Stock Option Plan, as amended January 24, 2000 (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)

†10.5 — Form of Incentive Stock Option Agreement under 1996 Stock Option Plan

†10.6 — Form of Non-qualified Stock Option Agreement under 1996 Stock Option Plan

†10.7 — Form of Stock Option Agreement for Directors under 1996 Stock Option Plan (incorporated by reference to Exhibit 10.8 to the Company's Form S-1 Registration Statement No. 333-16509)

†10.8 — Form of Change in Control Agreement, dated as of January 1, 2000, between the Company and each of Joseph H. Argue, J. Nolan Bedford, David C. Farries, James R. Massey, Randall E. Meyer and Steve D. Stephens (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000)

***†10.9 — Form of Change in Control Agreement, dated as of January 1, 2000, between the Company and each of John Drew, Debra Innes, Marylyn Manis, George Marshall and John McWhorter.

***†10.10 — Form of Change in Control Agreement, dated as of January 1, 2001, between the Company and each of Dale Andreas, Kenneth Olan, Barbara Vilutis and Lane Ward.

†10.11 — Employment Agreement, amended and restated as of February 17, 2001, between the Company and Walter E. Johnson (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000)

† 10.12 — Employment Agreement between the Company and John H. Echols, dated as of December 31, 2000 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 2, 2001)

† 10.13 — Restricted Stock Plan (incorporated by reference to Appendix B to the Company's Proxy Statement dated March 16, 2001 for its 2001 Annual Meeting of Shareholders)

†10.14 — Form of Restricted Stock Agreement under the Restricted Stock Plan (incorporated by reference to Exhibit 4.6 to the Company's Form S-8 Registration Statement No. 333-60190)

†10.15 — Non-Employee Directors Deferred Fee Plan (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 Registration Statement No. 333-74452)

†10.16 — Form of Deferral Election Form under Non-Employee Directors Deferred Fee Plan (incorporated by reference to Exhibit 4.4 to the Company's Form S-8 Registration Statement No. 333-74452)

10.17 — Purchase and Sale Agreement between TCP Renaissance Partners, L.P. and Southwest Bank of Texas, N.A., dated May 24, 2002 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002).

†10.18 — 1996 Stock Option Plan, Amended and Restated as of June 4, 2002 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002).

†10.19 — Change in Control Agreement between the Company and Paul B. Murphy, Jr., Amended and Restated as of June 4, 2002 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002).

***†10.20 — First Amendment to Change In Control Agreement [Two Year], dated as of June 4, 2002 between the Company and Kenneth W. Olan.

***†10.21 — Form of Change in Control Agreement [Three Year], dated as of July 15, 2002, between the Company and Scott J. McLean.

***†10.22 — Form of Change in Control Agreement [Two Year], dated as of September 16, 2002, between the Company and Paul A. Port.

***21.1 — List of subsidiaries of the Company

***23.1 — Consent of PricewaterhouseCoopers LLP

***99.1 — Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

***99.2 — Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* All Exhibits except for those filed herewith and as otherwise indicated are incorporated herein by reference to the Exhibits bearing the same Exhibit numbers in the Company's Form S-1 Registration Statement No. 333-16509.

** This Exhibit is not filed herewith because it meets the exclusion set forth in Section 601(b)(4)(iii)(A) of Regulation S-K and the Company hereby agrees to furnish a copy thereof to the Commission upon request.

*** Filed herewith.

† Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWEST BANCORPORATION OF TEXAS, INC.

By: /s/ PAUL B. MURPHY, JR.
Paul B. Murphy, Jr.
President and Chief Executive Officer

Date: March 6, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WALTER E. JOHNSON Walter E. Johnson	Chairman of the Board and Director	March 6, 2003
/s/ PAUL B. MURPHY, JR. Paul B. Murphy, Jr	Director, President and Chief Executive Officer (Principal Executive Officer)	March 6, 2003
/s/ RANDALL E. MEYER Randall E. Meyer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 6, 2003
/s/ R. JOHN MCWHORTER R. John McWhorter	Senior Vice President and Controller (Principal Accounting Officer)	March 6, 2003
/s/ CARIN M. BARTH Carin M. Barth	Director	March 6, 2003
/s/ JOHN B. BROCK III John B. Brock III	Director	March 6, 2003
/s/ ERNEST H. COCKRELL Ernest H. Cockrell	Director	March 6, 2003
/s/ J. DAVID HEANEY J. David Heaney	Director	March 6, 2003
/s/ PAUL W. HOBBY Paul W. Hobby	Director	March 6, 2003
/s/ JOHN W. JOHNSON John W. Johnson	Director	March 6, 2003

Signature	Title	Date
/s/ BARRY M. LEWIS Barry M. Lewis	Director	March 6, 2003
/s/ FRED R. LUMMIS Fred R. Lummis	Director	March 6, 2003
/s/ ANDRES PALANDJOGLOU Andres Palandjoglou	Director	March 6, 2003
/s/ ADOLPH A. PFEFFER, JR. Adolph A. Pfeffer, Jr.	Director	March 6, 2003
/s/ WILHELMINA E. ROBERTSON Wilhelmina E. Robertson	Director	March 6, 2003
/s/ THOMAS F. SORIERO, SR. Thomas F. Soriero, Sr.	Director	March 6, 2003
/s/ STANLEY D. STEARNS, JR. Stanley D. Stearns, Jr.	Director	March 6, 2003

I, Paul B. Murphy, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Southwest Bancorporation of Texas, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of December 31, 2002 (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated February 25, 2003

/s/ PAUL B. MURPHY, JR.

Paul B. Murphy, Jr.
Director, President and Chief Executive Officer

I, Randall E. Meyer, certify that:

1. I have reviewed this annual report on Form 10-K of Southwest Bancorporation of Texas, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of December 31, 2002 (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated February 25, 2003

/s/ RANDALL E. MEYER

Randall E. Meyer
Executive Vice President and Chief Financial Officer

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Southwest Bancorporation of Texas, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the consolidated financial position of Southwest Bancorporation of Texas, Inc. and Subsidiaries (the "Company") at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
February 28, 2003

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31, 2002	December 31, 2001
	(Dollars in thousands, except per share amounts)	
ASSETS		
Cash and due from banks	$ 472,257	$ 272,823
Federal funds sold and other cash equivalents	63,107	72,633
Total cash and cash equivalents	535,364	345,456
Securities — available for sale	1,201,200	1,068,315
Loans held for sale	101,389	87,024
Loans held for investment	3,117,951	2,672,458
Allowance for loan losses	(36,696)	(31,390)
Premises and equipment, net	92,227	59,924
Accrued interest receivable	20,160	20,706
Other assets	140,362	178,663
Total assets	$5,171,957	$4,401,156
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Demand — noninterest-bearing	$1,290,323	$ 987,752
Demand — interest-bearing	36,222	38,373
Money market accounts	1,618,417	1,403,796
Savings	97,119	86,237
Time, $100 and over	518,108	554,120
Other time	351,860	358,355
Total deposits	3,912,049	3,428,633
Securities sold under repurchase agreements	275,443	358,401
Other borrowings	515,430	229,578
Accrued interest payable	1,654	2,562
Other liabilities	21,858	18,840
Total liabilities	4,726,434	4,038,014
Minority interest in consolidated subsidiary	—	1,408
Commitments and contingencies		
Shareholders' equity:		
Common stock — $1 par value, 150,000,000 shares authorized; 33,856,065 issued and outstanding at December 31, 2002 and 32,924,098 issued and outstanding at December 31, 2001	33,856	32,924
Additional paid-in capital	87,651	73,388
Retained earnings	310,758	251,552
Accumulated other comprehensive income	13,258	3,870
Total shareholders' equity	445,523	361,734
Total liabilities and shareholders' equity	$5,171,957	$4,401,156

The accompanying notes are an integral part of the consolidated financial statements.

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands, except per share amounts)		
Interest income:			
Loans	$180,658	$205,123	$210,990
Securities	56,959	53,297	57,755
Federal funds sold and other	798	2,727	3,421
Total interest income	238,415	261,147	272,166
Interest expense:			
Deposits	48,962	85,834	98,688
Other borrowings	10,817	15,324	22,974
Total interest expense	59,779	101,158	121,662
Net interest income	178,636	159,989	150,504
Provision for loan losses	11,750	7,500	7,053
Net interest income after provision for loan losses	166,886	152,489	143,451
Noninterest income:			
Service charges on deposit accounts	37,142	27,653	20,765
Investment services	9,302	7,244	6,017
Other fee income	9,378	11,954	11,208
Other operating income	8,950	8,123	4,350
Gain on sale of loans, net	3,882	3,170	1,020
Gain (loss) on sale of securities, net	1,737	14	(467)
Total noninterest income	70,391	58,158	42,893
Noninterest expenses:			
Salaries and employee benefits	87,562	78,049	67,060
Occupancy expense	24,066	21,532	18,021
Professional expense	8,626	7,530	7,063
Losses on deposit accounts	3,855	1,698	1,820
Other operating expenses	26,929	24,352	22,071
Merger-related expenses and other charges	—	—	4,122
Minority interest	40	24	119
Total noninterest expenses	151,078	133,185	120,276
Income before income taxes	86,199	77,462	66,068
Provision for income taxes	26,993	24,745	22,607
Net income	$ 59,206	$ 52,717	$ 43,461
Earnings per common share:			
Basic	$ 1.77	$ 1.60	$ 1.34
Diluted	$ 1.72	$ 1.55	$ 1.29

The accompanying notes are an integral part of the consolidated financial statements.

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock Shares	Common Stock Dollars	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
			(Dollars in thousands)				
BALANCE, DECEMBER 31, 1999	32,877,395	$32,877	$62,229	$157,716	($15,770)	($3,976)	$233,076
Exercise of stock options	687,161	687	8,023				8,710
Forfeiture of stock options			(44)				(44)
Deferred compensation amortization			48				48
Cash dividends paid by Citizens				(2,342)			(2,342)
Cancellation of treasury stock	(858,647)	(858)	(3,234)			4,092	—
Purchase of treasury stock						(116)	(116)
Creation of treasury stock			44			(44)	—
Conversion of partnership to a C Corp			2,669				2,669
Comprehensive income:							
Net income for the year ended December 31, 2000				43,461			43,461
Net change in unrealized appreciation on securities available for sale, net of deferred taxes of $7,015					12,289		12,289
Reclassification adjustment for losses included in net income, net of deferred taxes of $206					374		374
Total comprehensive income							56,124
BALANCE, DECEMBER 31, 2000	32,705,909	32,706	69,735	198,835	(3,107)	(44)	298,125
Exercise of stock options	219,221	219	3,441				3,660
Deferred compensation amortization			233				233
Issuance of treasury stock for options	(1,032)	(1)	(21)			44	22
Comprehensive income:							
Net income for the year ended December 31, 2001				52,717			52,717
Net change in unrealized appreciation on securities available for sale, net of deferred taxes of $3,879					6,605		6,605
Reclassification adjustment for losses included in net income, net of deferred taxes of $204					372		372
Total comprehensive income							59,694
BALANCE, DECEMBER 31, 2001	32,924,098	32,924	73,388	251,552	3,870	—	361,734
Exercise of stock options	769,703	770	13,572				14,342
Issuance of restricted common stock, net	162,264	162	(162)				—
Deferred compensation amortization			853				853
Comprehensive income:							
Net income for the year ended December 31, 2002				59,206			59,206
Net change in unrealized appreciation on securities available for sale, net of deferred taxes of $6,195					11,427		11,427
Reclassification adjustment for gains included in net income, net of deferred taxes of $696					(1,264)		(1,264)
Minimum pension liability, net of deferred taxes of $418					(775)		(775)
Total comprehensive income							68,594
BALANCE, DECEMBER 31, 2002	33,856,065	$33,856	$87,651	$310,758	$ 13,258	$ —	$445,523

The accompanying notes are an integral part of the consolidated financial statements.

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 59,206	$ 52,717	$ 43,461
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	11,750	7,500	7,053
Depreciation	9,201	7,735	6,076
Impairment of mortgage servicing rights, net	2,371	—	—
Realized (gain) loss on securities available for sale, net	(1,737)	(14)	467
Amortization and accretion of securities' premiums and discounts, net	6,058	583	2,378
Amortization of mortgage servicing rights	4,180	3,130	1,610
Amortization of computer software	3,677	2,707	1,937
Other amortization	853	490	229
Minority interest in net income of consolidated subsidiary	40	24	119
Gain on sale of loans, net	(3,882)	(3,170)	(1,020)
Gain on sale of subsidiary	(1,068)	—	—
Origination of loans held for sale and mortgage servicing rights	(200,706)	(145,001)	(60,741)
Proceeds from sales of loans	188,227	144,645	45,607
Income tax benefit from exercise of stock options	6,500	1,812	5,075
(Increase) decrease in accrued interest receivable, prepaid expenses and other assets	30,221	(7,925)	(32,056)
Increase (decrease) in accrued interest payable and other liabilities	1,115	(7,871)	9,484
Other, net	(839)	(391)	215
Net cash provided by operating activities	115,167	56,971	29,894
Cash flows from investing activities:			
Proceeds from maturity of securities available for sale	25,370	137,972	2,890
Proceeds from maturity of securities held to maturity	—	—	8,705
Principal paydowns of mortgage-backed securities available for sale	445,632	182,096	97,614
Principal paydowns of mortgage-backed securities held to maturity	—	—	7,215
Proceeds from sale of securities available for sale	139,436	80,782	54,290
Proceeds from sale of subsidiary, net of cash sold	(3,003)	—	—
Purchase of securities available for sale	(724,668)	(629,515)	(100,470)
Purchase of securities held to maturity	—	—	(10,368)
Purchase of Federal Reserve Bank stock	(294)	(762)	—
Proceeds from redemption of Federal Home Loan Bank stock	5,699	10,126	—
Purchase of Federal Home Loan Bank stock	(24,395)	—	—
Net increase in loans held for investment	(461,126)	(242,520)	(467,742)
Purchase of Bank-owned life insurance policies	—	(50,000)	—
Purchase of premises and equipment	(46,947)	(18,857)	(21,100)
Other, net	1,101	1,006	50
Net cash used in investing activities	(643,195)	(529,672)	(428,916)
Cash flows from financing activities:			
Net increase in noninterest-bearing demand deposits	309,613	95,456	175,511
Net increase (decrease) in time deposits	(33,882)	5,197	206,038
Net increase in other interest-bearing deposits	231,470	234,110	180,688
Net increase (decrease) in securities sold under repurchase agreements	(82,958)	146,601	(5,038)
Net increase (decrease) in other short-term borrowings	186,212	(76,050)	26,701
Payments on long-term borrowings	(361)	(333)	(2,880)
Proceeds from long-term borrowings	100,000	—	15,000
Net proceeds from exercise of stock options	7,842	1,870	3,636
Purchase of treasury stock	—	—	(116)
Payment of dividends by Citizens	—	—	(3,124)
Other, net	—	—	(162)
Net cash provided by financing activities	717,936	406,851	596,254
Net increase (decrease) in cash and cash equivalents	189,908	(65,850)	197,232
Cash and cash equivalents at beginning of period	345,456	411,306	214,074
Cash and cash equivalents at end of period	$ 535,364	$ 345,456	$ 411,306

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1. Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation and Nature of Operations

The consolidated financial statements include the accounts of Southwest Bancorporation of Texas, Inc. (the "Company") and its direct and indirect wholly-owned subsidiaries. The consolidated financial statements also include the accounts of First National Bank of Bay City, a 58% owned indirect subsidiary of the Company, through November 1, 2002. On this date, the Company sold its interest in this subsidiary and recognized a gain of approximately $1,068, which has been recorded as a component of other operating income in the 2002 consolidated statement of income. The results of operations of First National Bank of Bay City were insignificant to the consolidated Company. All material intercompany accounts and transactions have been eliminated.

Substantially all of the Company's revenue and income is derived from the operations of Southwest Bank of Texas National Association (the "Bank") and Mitchell Mortgage Company, LLC ("Mitchell"). The Bank provides a full range of commercial and private banking services to small and middle market businesses and individuals in the Houston metropolitan area. Mitchell originates, sells and services single family residential mortgages, residential and commercial construction loans and commercial mortgages.

Management's Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers federal funds sold, due from bank demand accounts and other highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company classifies investments in money market funds as securities and not cash equivalents.

The Company maintains noninterest-bearing cash reserve balances with the Federal Reserve Bank. The average of such cash balances was approximately $13,028 and $9,924 for the years ended December 31, 2002 and 2001, respectively.

Securities

Debt securities which management intends and has the ability to hold to maturity are classified as held to maturity. Securities held to maturity are stated at cost, increased by accretion of discounts and reduced by amortization of premiums, both computed by the interest method. The Company had no held to maturity debt securities at December 31, 2002 and 2001.

Securities to be held for indefinite periods of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as available for sale and are carried at fair value. Fair values of securities are estimated based on available market quotations. Unrealized holding gains and temporary losses, net of taxes, on available for sale securities are reported as a separate component of other comprehensive income until realized. The amortized cost of securities available for sale is increased by accretion of discounts and reduced by amortization of premiums, both computed by the interest method. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

Trading securities are carried at fair value. Realized and unrealized gains and losses on trading securities are recognized in the consolidated statement of income as they occur. The Company held no trading securities at December 31, 2002 and 2001.

The Company reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. Securities are classified among categories at the time the securities are purchased. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary would result in write-downs, as a realized loss, of the individual securities to their fair value. The Company believes that none of the unrealized losses should be considered other than temporary.

Loans

Loans held for investment are reported at the principal amount outstanding, net of unearned discounts, deferred loan fees and the allowance for loan losses. Interest income is accrued on the unpaid principal balance.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Loans are designated as nonaccrual when reasonable doubt exists as to the full collection of interest and principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is considered impaired, based on current information and events, if management believes that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest past due. An insignificant delay (up to 90 days) or insignificant shortfall in the amount of payment does not constitute an impairment. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through the provision for loan losses. All nonaccrual loans and accruing loans 90 or more days past due are considered impaired at December 31, 2002.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Loans held for sale are carried at the lower of cost or market, which is computed by the aggregate method (unrealized losses are offset by unrealized gains). The carrying amount of loans held for sale in the near-term is adjusted by gains and losses generated from corresponding hedging transactions entered into to protect loss of value from increases in interest rates. Hedge positions are also used to protect the pipeline of loan applications in process from increases in interest rates. Gains and losses resulting from changes in the market value of the inventory and open hedge positions are netted.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for such losses charged against operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to reflect the risks inherent in the existing loan portfolio and is based on evaluations of the collectibility and prior loss experience of loans. In making its evaluation, management considers growth in the loan portfolio, the diversification by industry of the Company's commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral and the evaluation of its loan portfolio by the loan review function.

The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses which vary from management's current estimates. Adjustments to the allowance for loan losses are reported in the period such adjustments become known or are reasonably estimable.

Loan Fees and Costs

Nonrefundable loan origination and commitment fees net of certain direct costs associated with originating loans are deferred and recognized as an adjustment to the related loan yield.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method and is charged to operating expense over the estimated useful lives of the assets. Depreciation expense has been computed principally using estimated lives of thirty to forty years for premises, three to five years for hardware and software, and five to ten years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the initial term of the respective lease or the estimated useful life of the improvement. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

Other Real Estate Owned

Real estate acquired through foreclosure is carried at the lower of the recorded investment in the property or its fair value less estimated selling costs. Prior to foreclosure, the value of the underlying collateral of the loan is written down to its estimated fair value less estimated selling costs by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operations. Operating expenses of such properties are included in other operating expenses in the accompanying consolidated statement of income.

Investments in Unconsolidated Investees

Investments in unconsolidated investees are accounted for using the equity method of accounting when the Company has the ability to exercise significant influence, but not control, over the investees.

Mortgage Servicing

Mortgage servicing rights represent the right to receive future mortgage servicing fees. The Company recognizes as separate assets the right to service mortgage loans for others, whether the servicing rights are acquired through a separate purchase or through loan origination by allocating total costs incurred between the loan and the servicing rights retained based on their relative fair values. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income. The Company periodically evaluates the carrying value of the mortgage servicing rights in relation to the present value of the estimated future net servicing revenue based on management's best estimate of the amount and timing of expected future cash flows, including assumptions about loan repayment rates, credit loss experience, and costs to service, as well as discount rates that consider the risk involved.

Mortgage servicing rights are reported as a component of other assets in the accompanying consolidated balance sheet. Fair values are based on quoted market prices in active markets for loans and loan servicing rights. For purchased mortgage servicing rights, the cost of acquiring loan servicing contracts is capitalized to the extent such costs do not exceed the amount by which the present value of estimated future servicing revenue exceeds the present value of expected future servicing costs.

Mortgage loans serviced for others are not included in the consolidated balance sheet. The unpaid principal balance of mortgage loans serviced for others was approximately $1,068,000, $1,281,000 and $1,317,000 at December 31, 2002, 2001 and 2000, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $30,177 and $44,991 at December 31, 2002 and 2001, respectively.

Earnings per Common Share

Basic earnings per common share is computed by dividing income available for common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed by dividing income available for common shareholders, adjusted for any changes in income that would result from the assumed conversion of all potential dilutive common shares, by the sum of the weighted average number of common shares outstanding and the effect of all potential dilutive common shares outstanding for the period.

Income Taxes

Deferred income taxes are provided utilizing the liability method whereby deferred income tax assets or liabilities are recognized for the tax consequences in future years of differences in the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-Based Compensation

The Company applies the intrinsic value method in accounting for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"). In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, ("SFAS No. 123") which, if fully adopted by the Company, would change the method the Company applies in recognizing the expense of its stock-based compensation plans for awards subsequent to 1994. Adoption of the expense recognition provisions of SFAS No. 123 is optional and the Company decided not to elect these provisions of SFAS No. 123. However, pro forma disclosures as if the Company adopted the expense recognition provisions of SFAS No. 123 are required by SFAS No. 123 and are presented below.

If the fair value based method of accounting under SFAS No. 123 had been applied, the Company's net income available for common shareholders and earnings per common share would have been reduced to the pro forma amounts indicated below (assuming that the fair value of options granted during the year are amortized over the vesting period):

	Year Ended December 31,		
	2002	2001	2000
Net income			
As reported	$59,206	$52,717	$43,461
Pro forma	$57,009	$50,267	$41,812
Stock-based compensation cost, net of income taxes			
As reported	$ 586	$ 159	$ 32
Pro forma	$ 2,783	$ 2,609	$ 1,681
Basic earnings per common share			
As reported	$ 1.77	$ 1.60	$ 1.34
Pro forma	$ 1.70	$ 1.53	$ 1.29
Diluted earnings per common share			
As reported	$ 1.72	$ 1.55	$ 1.29
Pro forma	$ 1.65	$ 1.48	$ 1.24

The effects of applying SFAS No. 123 in the above pro forma disclosure are not indicative of future amounts. The Company anticipates making awards in the future under its stock-based compensation plans.

Derivative Financial Instruments

The Company recognizes all derivative financial instruments, such as forward option contracts and commitments to sell mortgage loans, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in the statement of income.

Off-Balance Sheet Financial Instruments

In the ordinary course of business the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments to sell mortgage loans, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

New Accounting Pronouncements

On June 29, 2001, the Financial Accounting Standards Board ("FASB") approved Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 amends APB Opinion No. 16, *Business Combinations,* to prohibit use of the pooling-of-interests (pooling) method of accounting for business combinations initiated after June 30, 2001 and require the use of purchase accounting.

Goodwill generated from purchase business combinations consummated prior to the issuance of SFAS No. 142 was amortized on a straight-line basis over 20 years. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to acquisition. Under the new standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but instead will be tested at least annually for impairment. The Company adopted this standard on January 1, 2002 and the impact of adoption was immaterial.

On October 24, 2002, the FASB approved SFAS No. 147, *Acquisitions of Certain Financial Institutions.* SFAS No. 147 amends previously issued guidance regarding the accounting and reporting for the acquisition of all or part of a financial institution. The statement also provides guidance on the accounting for impairment of core deposits. It is effective for acquisitions after October 1, 2002. This standard will impact any acquisitions the Company makes beginning in 2003.

On December 31, 2002, the FASB approved SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, it amends APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure about those effects in interim financial information. The Company does not expect the adoption of this standard to have a material effect on its financial condition or results of operations.

On November 25, 2002, the FASB issued FASB Interpretation No. 45, ("FIN No. 45") *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN No. 45 considers standby letters of credit, excluding commercial letters of credit and other lines of credit, a guarantee of the Bank. The Bank enters into a standby letter of credit to guarantee performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved is represented by the contractual amounts of those instruments. Under the standby letters of credit, the Bank is required to make payments to the beneficiary of the letters of credit upon request by the beneficiary so long as all performance criteria have been met. Most guarantees extend up to one year. At December 31, 2002 the maximum potential amount of future payments is $166,822. See "Note 16 — Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk" for a discussion of significant guarantees that have been entered into by the Company. The Company does not expect the requirements of FIN No. 45 to have a material impact on its financial condition or results of operations.

On January 17, 2003, the FASB issued Interpretation No. 46, ("FIN No. 46") *Consolidation of Variable Interest Entities,* which addresses consolidation by business enterprises of variable interest entities. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51 ("ARB No. 51"), *Consolidated Financial Statements,* to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the requirements of FIN No. 46 to have a material impact on its financial condition or results of operations.

Segment Information

In accordance with SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information,* the Company uses the "management approach" for reporting business segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.

The Company considers its business as two operating segments: the bank and the mortgage company. The Company has disclosed results of operations relating to the two segments in Note 15 to the consolidated financial statements.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the 2002 financial statement presentation. These reclassifications had no effect on net income or stockholders' equity.

2. Mergers

On December 29, 2000, the Company consummated its merger with Citizens. Citizens was a multi-bank holding company and the parent company of Citizens Bank and Trust Co., Baytown State Bank and Pasadena State Bank (which also were merged into the Bank on December 29, 2000) and the majority owner of First National Bank of Bay City. In accordance with the Agreement and Plan of Merger, the Company exchanged 249.443 shares of the Company's common shares for each share of Citizens common stock, resulting in the issuance of approximately 3.9 million shares of Company Common Stock on a fully diluted basis. At December 29, 2000, Citizens had total assets of approximately $436,000 and total deposits of approximately $381,000. In a related transaction, the Company, CBLP and Baytown Land I, Ltd., the general partner of CBLP, entered into an agreement pursuant to which the Company acquired the assets and assumed the liabilities of CBLP. CBLP's primary assets and liabilities were the building in which Citizens main branch was located and the related debt to third parties. In connection with this agreement, the Company issued approximately 106,000 shares of the Company's Common Stock on a fully diluted basis. These transactions have been accounted for as a pooling of interests.

The Company's consolidated financial statements have been restated to include the accounts and operations of Citizens and CBLP for all periods presented. Separate interest income and net income amounts of the merged entities are presented in the following table:

	2000
Interest income:	
Periods prior to consummation:	
Company	$243,830
Citizens and CBLP	28,336
Total interest income	$272,166
Net income:	
Periods prior to consummation:	
Company	$ 37,825
Citizens and CBLP	5,636
Total net income	$ 43,461

3. Securities

The amortized cost and fair value of securities classified as available for sale is as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available for sale:				
U.S. Government and agency securities	$ 142,032	$ 1,323	$ —	$ 143,355
Mortgage-backed securities	869,872	18,077	(1,194)	886,755
Municipal securities	105,143	3,634	(190)	108,587
Federal Reserve Bank stock	4,431	—	—	4,431
Federal Home Loan Bank stock	27,188	—	—	27,188
Other securities	30,777	107	—	30,884
Total securities available for sale	$1,179,443	$23,141	$(1,384)	$1,201,200

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Available for sale:				
U.S. Government and agency securities	$ 50,860	$ 1,294	$ (17)	$ 52,137
Mortgage-backed securities	872,974	8,571	(2,825)	878,720
Municipal securities	85,047	252	(1,524)	83,775
Federal Reserve Bank stock	4,230	—	—	4,230
Federal Home Loan Bank stock	7,939	—	—	7,939
Other securities	41,169	356	(11)	41,514
Total securities available for sale	$1,062,219	$10,473	$(4,377)	$1,068,315

The scheduled maturities of securities classified as available for sale is as follows:

	December 31, 2002		December 31, 2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Within one year	$ 12,057	$ 12,566	$ 21,622	$ 21,990
After one year through five years	130,977	132,086	25,777	28,032
After five years through ten years	20,857	21,417	22,545	36,862
Over ten years	83,284	85,873	65,963	49,028
	247,175	251,942	135,907	135,912
Mortgage-backed securities	869,872	886,755	872,974	878,720
Federal Reserve Bank stock	4,431	4,431	4,230	4,230
Federal Home Loan Bank stock	27,188	27,188	7,939	7,939
Other securities	30,777	30,884	41,169	41,514
Total securities available for sale	$1,179,443	$1,201,200	$1,062,219	$1,068,315

Securities with a carrying value of $700,715 and $675,658 at December 31, 2002 and 2001, respectively, have been pledged to collateralize repurchase agreements, public deposits, Federal Home Loan Bank borrowings and other items.

In connection with the Citizens merger on December 29, 2000, the Company transferred all of Citizens' held to maturity debt securities to the available for sale category. The amortized cost of these securities at the time of transfer was $55,800 and the unrealized gain was $267 ($174 net of income taxes).

Gross gains of $2,299, $602 and $307 and gross losses of $562, $588 and $774 were recognized on sales of investment securities for the years ended December 31, 2002, 2001 and 2000, respectively. The tax benefit (expense) applicable to these net realized gains and losses was ($608), ($5) and $163, respectively.

4. Loans

A summary of loans outstanding follows:

	December 31,	
	2002	2001
Commercial and industrial	$1,299,737	$1,086,844
Real estate:		
Construction and land development	752,451	701,903
1-4 family residential	447,581	344,198
Other	487,999	351,611
Consumer	138,128	195,499
Less:		
Unearned income and fees, net of related costs	(7,945)	(7,597)
Allowance for loan losses	(36,696)	(31,390)
Loans held for investment, net	3,081,255	2,641,068
Loans held for sale	101,389	87,024
Total loans, net	$3,182,644	$2,728,092

An analysis of the allowance for loan losses, which includes activity related to allowances on impaired loans calculated in accordance with SFAS No. 114 and activity related to other loan loss allowances determined in accordance with SFAS No. 5, is as follows:

	Year Ended December 31,		
	2002	2001	2000
Allowance for loan losses, beginning balance	$31,390	$28,150	$22,436
Provision charged against operations	11,750	7,500	7,053
Charge-offs	(7,092)	(5,030)	(2,093)
Recoveries	736	770	754
Adjustment for sale of subsidiary	(88)	—	—
Allowance for loan losses, ending balance	$36,696	$31,390	$28,150

The following is a summary of loans considered to be impaired:

	December 31,	
	2002	2001
Impaired loans with no valuation allowance	$ —	$ 510
Impaired loans with a valuation allowance	23,046	19,728
Total recorded investment in impaired loans	$23,046	$20,238
Valuation allowance related to impaired loans	$ 3,646	$ 3,749

The average recorded investment in impaired loans during 2002, 2001, and 2000 was $22,085, $15,528, and $9,347, respectively. Interest income on impaired loans of $456, $425, and $1,056 was recognized for cash payments received in 2002, 2001 and 2000, respectively. The decrease in the valuation allowance related to impaired loans is the result of a change in the composition of these loans and charge-offs recorded in 2002.

The Company has loans, deposits, and other transactions with its principal shareholders, officers, directors and organizations with which such persons are associated which were made in the ordinary course of business. The aggregate amount of term loans to such related parties was $46,562 and $11,838 at December 31, 2002 and 2001, respectively. Following is an analysis of activity with respect to these amounts:

	December 31,	
	2002	2001
Balance, beginning of year	$11,838	$ 9,471
New loans	36,418	3,414
Repayments	(1,694)	(1,047)
Balance, end of year	$46,562	$11,838
Revolving lines of credit to related parties	$73,389	$71,234
Amount outstanding under revolving lines of credit	39,979	36,477

5. Premises and Equipment

Premises and equipment consist of the following:

	December 31, 2002	December 31, 2001
Land	$ 14,499	$ 11,282
Premises and leasehold improvements	72,066	42,820
Furniture and equipment	71,631	60,241
	158,196	114,343
Less accumulated depreciation and amortization	(65,969)	(54,419)
	$ 92,227	$ 59,924

6. Other Assets

Other assets consist of the following:

	December 31, 2002	December 31, 2001
Other real estate and foreclosed property	$ 760	$ 1,037
Deferred income taxes	1,792	9,676
Goodwill	2,590	2,590
Banker's acceptances	572	1,275
Investment in unconsolidated investees	7,345	6,782
Cash value of Bank-owned life insurance	87,511	82,650
Factored receivables	23,034	55,178
Mortgage servicing rights, net	8,257	12,008
Other	8,501	7,467
	$140,362	$178,663

Investments in unconsolidated investees represent equity investments in enterprises that primarily make investments in middle market businesses in the form of debt and equity capital. Unfunded commitments to unconsolidated investees were approximately $5,726 at December 31, 2002. The Company has no other guarantees of investee activity.

7. Mortgage Servicing Rights

The Company originates, sells and services single family residential mortgages and commercial mortgages through its ownership of Mitchell. Through Mitchell, the Company also originates and services residential and commercial construction loans. The Company periodically evaluates the carrying value of the mortgage servicing rights in relation to the present value of the estimated future net servicing revenue based on management's best estimate of the amount and timing of expected future cash flows. Any excess carrying value is recorded as a valuation allowance with the provision recorded as a component of other fee income in the accompanying statement of income.

The following table summarizes the changes in capitalized mortgage servicing rights for the periods indicated:

	December 31, 2002	December 31, 2001
Balance, beginning of period	$12,008	$12,334
Originations	1,996	2,247
Purchases	804	557
Scheduled amortization	(1,176)	(1,087)
Payoff amortization	(3,004)	(2,043)
Balance before valuation allowance	10,628	12,008
Less: Valuation allowance	(2,371)	—
Balance, end of period	$ 8,257	$12,008

The fair value of these servicing rights was approximately $9,793 and $13,574 at December 31, 2002 and 2001, respectively. The fair value of servicing rights was determined using discount rates ranging from 10.0% to 20.5% and prepayment speeds ranging from 363.7% to 1,047.7% of standard Public Securities Association prepayment speeds, depending upon the stratification of the specific mortgage servicing right.

The managed servicing portfolio totaled $1,068,000 at December 31, 2002 and $1,281,000 at December 31, 2001. Capitalized mortgage servicing rights represent 77 basis points and 94 basis points of the portfolio serviced at December 31, 2002 and 2001, respectively.

To the extent that capitalized mortgage servicing rights exceed fair value, a valuation allowance is recorded. During the third quarter of 2002, due to the significant decline in interest rates, the fair value of the Company's capitalized mortgage servicing rights declined. As a result, the Company recorded a $2,700 valuation allowance. Management believes the decline in the fair value of capitalized mortgage servicing rights should be considered temporary. The following table summarizes the changes in the valuation allowance for capitalized mortgage servicing rights for the period indicated:

	December 31, 2002
Balance, beginning of year	$ —
Provision for capitalized mortgage servicing rights in excess of fair value	2,700
Recovery for fair value in excess of capitalized mortgage servicing rights	(329)
Balance, end of year	$2,371

The provision for capitalized mortgage servicing rights in excess of fair value and subsequent recovery are included in the other fee income in the consolidated statement of income for the year ended December 31, 2002. No such provision was recognized in prior years.

8. Deposits

At December 31, 2002, scheduled maturities of time deposits are summarized as follows:

	December 31, 2002
2003	$591,849
2004	127,965
2005	107,876
2006	5,492
2007	36,331
Thereafter	455
	$869,968

At December 31, 2002 and 2001, the aggregate amount of deposits from related parties was $111,875 and $91,464, respectively.

Brokered deposits were $149,351 and $300 at December 31, 2002 and 2001, respectively. The growth in brokered deposits is attributable to a major new treasury management relationship whereby the Bank provides banking and treasury management services to mortgage companies throughout the United States. Under this relationship, a referring source, whose business is to lend money to mortgage companies, introduces its customers to the Bank. Deposits garnered as a result of those introductions are classified as brokered deposits for financial and regulatory reporting purposes.

9. Securities Sold under Repurchase Agreements and Other Borrowings

Securities sold under repurchase agreements and other borrowings generally represent borrowings with maturities ranging from one to thirty days. Short-term borrowings consist of federal funds purchased and other bank borrowings. The Company's long-term borrowings generally consist of borrowings with the Federal Home Loan Bank maturing within one year. Information relating to these borrowings is summarized as follows:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Securities sold under repurchase agreements:		
Average	$271,304	$270,656
Period-end	275,443	358,401
Maximum month-end balance during period	323,815	358,401
Interest rate:		
Weighted average for the period	1.45%	3.17%
Weighted average at period-end	1.15%	2.03%
Long-term borrowings:		
Average	$ 42,162	$ 7,565
Period-end	107,049	7,410
Maximum month-end balance during period	107,172	7,717
Interest rate:		
Weighted average for the period	2.83%	7.00%
Weighted average at period-end	2.28%	6.96%
Short-term borrowings		
Average	$326,675	$157,630
Period-end	408,381	222,168
Maximum month-end balance during period	501,736	368,792
Interest rate:		
Weighted average for the period	1.74%	3.93%
Weighted average at period-end	1.26%	2.12%

Securities sold under repurchase agreements generally include U.S. Government and agency securities and are maintained in safekeeping by correspondent banks. The Company enters into these repurchase agreements as a service to its customers.

Subject to certain limitations, the Bank may borrow funds from the FHLB in the form of advances. Credit availability from the FHLB to the Bank is based on the Bank's financial and operating condition. Borrowings from the FHLB by the Bank were approximately $353,300 and $132,700 at December 31, 2002 and 2001, respectively, and are included as a component of other borrowings in the accompanying consolidated balance sheet. In addition to creditworthiness, the Bank must own a minimum amount of FHLB capital stock. This minimum is 5.00% of outstanding FHLB advances. Unused borrowing capacity at December 31, 2002 was approximately $286,000.

At December 31, 2002, the contractual maturities of long-term borrowings are as follows:

	December 31, 2002
2003	$100,390
2004	422
2005	457
2006	494
2007	534
Thereafter	4,752
	$107,049

10. Income Taxes

The income tax provision (benefit) for the years ended December 31, 2002, 2001 and 2000 is composed of the following:

	2002	2001	2000
Current	$24,235	$25,208	$24,287
Deferred	2,758	(463)	(1,680)
Total	$26,993	$24,745	$22,607

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31, 2002		December 31, 2001	
	Temporary Differences	Tax Effect	Temporary Differences	Tax Effect
Future deductible differences:				
Allowance for loan losses	$25,346	$ 8,871	$30,515	$10,775
Mortgage servicing rights	2,208	773	1,831	641
Bank premises	2,380	833	4,965	1,738
Unfunded pension liability	1,193	418	—	—
Other	1,133	397	362	127
Deferred income tax asset	$32,260	11,292	$37,673	13,281
Future taxable differences:				
Unrealized gain on securities available for sale	$21,758	7,725	$ 6,096	2,226
Market discount on securities	2,348	822	1,771	620
Federal Home Loan Bank stock dividends	2,722	953	2,168	759
Deferred income tax liability	$26,828	9,500	$10,035	3,605
Net deferred tax asset		$ 1,792		$ 9,676

In connection with the Company's merger with Citizens and CBLP in 2000, the Company recorded deferred tax assets of $2,669 with an offsetting credit to additional paid in capital related to differences in the tax bases of assets and liabilities and their financial reporting amounts. Such deferred taxes were not previously recorded by CBLP as it was organized as a limited partnership.

The reconciliation between the Company's effective income tax rate and the statutory federal income tax rate is as follows:

	Year Ended December 31,		
	2002	2001	2000
Statutory federal income tax rate	35.00%	35.00%	35.00%
Tax-exempt income from Bank-owned life insurance	(1.90)	(2.02)	(0.88)
Tax-exempt interest income	(1.95)	(1.49)	(0.89)
Other	0.16	0.45	0.86
Effective income tax rate	31.31%	31.94%	34.09%

11. Employee Benefits

Stock-Based Compensation Plan

The Company sponsors, and currently grants awards under, the Southwest Bancorporation of Texas, Inc. 1996 Stock Option Plan (the "Stock Option Plan"), which is a stock-based compensation plan as described below. The Company has also sponsored similar stock-based compensation plans in prior years.

The Stock Option Plan

Under the 1996 Stock Option Plan, the Company is authorized to issue up to 4,500,000 shares of common stock pursuant to "Awards" granted in the form of incentive stock options which qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options which do not qualify under Section 422 of the Code, and stock appreciation rights. Awards may be granted to selected employees and directors of the Company or any subsidiary. The Stock Option Plan provides that the exercise price of any incentive stock option may not be less than the fair market value of the common stock on the date of grant, and that the exercise price of any nonqualified stock option may be equal to, greater than or less than the fair market value of the common stock on the date of grant.

The Company granted 638,000, 386,725 and 636,605 stock options in 2002, 2001 and 2000, respectively. These stock options were granted with an exercise price as determined in each individual grant agreement. The majority of the options granted vest over a five year period commencing on the date of grant (i.e., 60% vest on the third anniversary of the date of grant and 20% vest on each of the next two anniversaries of the date of grant) with the remaining options vesting over a period not to exceed five years.

In accordance with APB 25, compensation expense is recognized for discounted stock options granted and for performance-based stock options granted (but not for the stock options having exercise prices equal to the fair market value on the date of grant). The Company has recognized $19, $33 and $4 of compensation expense in connection with these grants in 2002, 2001 and 2000, respectively.

A summary of the status of the Company's stock options as of December 31, 2002, 2001, and 2000 and the change during the years is as follows:

	2002		2001		2000	
	Number of Shares Underlying Options	Weighted Average Exercise Prices	Number of Shares Underlying Options	Weighted Average Exercise Prices	Number of Shares Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of the year	2,735,933	$14.72	2,630,613	$12.06	2,823,171	$ 8.97
Granted at-the-money	638,000	31.20	386,725	30.40	636,605	19.19
Exercised	(769,703)	10.31	(219,221)	9.00	(687,161)	5.26
Forfeited	(31,134)	22.35	(62,184)	19.62	(142,002)	15.66
Outstanding at end of year	2,573,096	$20.00	2,735,933	$14.72	2,630,613	$12.06
Exercisable at end of year	1,200,105	$12.42	1,619,187	$10.06	1,671,146	$ 9.09

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes stock option valuation model with the following weighted-average assumptions for grants in 2002, 2001 and 2000: dividend yield of 0.00%: risk-free interest rates of 4.33%, 5.92% and 6.47%, respectively; the expected lives of options of 5 years; and a volatility of 29.76%, 29.26% and 29.30%, respectively. The weighted average fair value of options granted during the year is as follows:

	2002	2001	2000
Weighted-average fair value of options granted at-the-money	$10.68	$11.24	$7.30
Weighted-average fair value of all options granted during the year	$10.68	$11.24	$7.30

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 to $5.20	260,540	*	$ 3.08	247,815	$ 3.08
$5.35 to $11.16	380,435	4.3	8.69	375,645	8.69
$11.72 to $15.25	122,288	7.9	12.63	72,782	10.53
$15.38 to $20.19	805,828	8.7	17.95	368,506	16.97
$20.20 to $36.63	892,345	9.3	29.80	98,197	30.63
$36.63 to $41.91	111,660	9.0	39.65	37,160	40.25
$0.20 to $41.91	2,573,096	*	$19.87	1,200,105	$12.42

* All options, with an exercise price between $0.20 to $5.20, are exercisable while the employee remains an employee at the Company and cease to be exercisable three months after termination of employment.

The Restricted Stock Plan

Under the Restricted Stock Plan implemented in 2001, the Company is authorized to issue up to 300,000 shares of common stock pursuant to "Awards" granted thereunder. The shares of common stock are issued to the participant at the time the Award is made or at some later date, and the shares are subject to certain restrictions against disposition and certain obligations to forfeit such shares to the Company under certain circumstances.

The Company granted Awards covering 118,000 and 47,335 shares of common stock at a weighted-average fair value of $32.29 and $31.75 in 2002 and 2001, respectively. The shares covered by these Awards generally vest over a five year period commencing on the date of grant; provided, however, that 100% of the shares may vest earlier if certain performance standards have been met by the Company. None of these shares are exercisable at December 31, 2002.

In accordance with APB 25, compensation expense is recognized for the performance-based Awards granted under the Restricted Stock Plan. The Company has recognized $834 and $200 of compensation expense in connection with the above Awards in 2002 and 2001, respectively.

Non-Employee Directors Deferred Fee Plan

On November 28, 2001, the Directors of the Company approved and adopted a Non-Employee Directors Deferred Fee Plan, pursuant to which each Director of the Company and each Director of the Bank may elect to defer receipt of all or one-half of his compensation for serving as a director, committee member or committee chairman for a period of time selected by the Director that terminates no later than the date he ceases to be a Board member. The deferred amounts credited to his account during each calendar quarter are deemed to be invested in a number of shares of the Company's common stock determined by dividing the amount of the Director's compensation deferred for that quarter by the closing sale price of the common stock reported by NASDAQ on the last trading day of the quarter and multiplying that result by 1.25 (rounding up to the nearest whole share). Payment from the Director's account will commence as soon as reasonably practicable after the earlier of the director's termination as a member of the Company's or Bank's Board of Directors or the date specified by the director when he elects to make the deferral. The payment from each account will be either lump sum or up to five installments of the Company's common stock. A total of 25,000 shares of Company common stock have been reserved for issuance under the Non-Employee Directors Deferred Fee Plan. The Company has credited 7,015 phantom stock units to Director accounts under this plan.

Benefit Plans

The Company has adopted a contributory profit sharing plan pursuant to Internal Revenue Code Section 401(k) covering substantially all employees (the "401(k) Plan"). Each year the Company determines, at its discretion, the amount of matching contributions. The Company presently matches 100% of the employee contributions not to exceed 5% of the employee's annual compensation. Total plan expense charged to the Company's operations for the years ended December 31, 2002, 2001 and 2000 was $2,510, $2,246 and $1,744, respectively.

The 401(k) Plan provides that the Company may contribute shares of common stock of the Company (valued at the approximate fair market value on the date of contribution) instead of cash. No shares were issued to the 401(k) Plan in 2002, 2001, and 2000.

Prior to December 31, 2000, Citizens had a defined benefit pension plan covering substantially all of their employees. The benefits under the plan were based on years of service and the employee's final average monthly compensation. Effective December 31, 2000, the Company curtailed the defined benefit pension plan. Pursuant to the curtailment, no further benefits will be accrued under the plan from and after December 31, 2000 and no individual who is not currently a participant in the plan shall be eligible to become a participant in the plan. Each participant who was an employee at December 31, 2000 became 100% vested in his or her accrued benefit on December 31, 2000. The total pension benefit obligation under the plan is immaterial to the consolidated financial statements.

The three wholly-owned subsidiary banks of Citizens had a profit sharing plan covering substantially all of their employees. The profit sharing plan was funded on an annual basis as determined by the Banks' Boards of Directors. Contributions to the profit sharing plan were $573 for the year ended December 31, 2000. Effective October 1, 2000, the profit sharing plan was converted to Citizens' 401(k) plan.

12. Earnings Per Common Share

Earnings per common share is computed as follows:

	Year Ended December 31,		
	2002	2001	2000
Net income	$59,206	$52,717	$43,461
Divided by average common shares and common share equivalents:			
Average common shares	33,476	32,855	32,397
Average common shares issuable under the stock option plan	970	1,221	1,232
Total average common shares and common share equivalents	34,446	34,076	33,629
Basic earnings per common share	$ 1.77	$ 1.60	$ 1.34
Diluted earnings per common share	$ 1.72	$ 1.55	$ 1.29

Stock options outstanding of 148,734, 94,759, and 8,644 for the years ended December 2002, 2001, and 2000, respectively, have not been included in diluted earnings per share because to do so would have been antidilutive for the periods presented. Stock options are antidilutive when the exercise price is higher than the current market price of the Company's common stock.

13. Commitments and Contingencies

Litigation

The Company is involved in various litigation that arises in the normal course of business. In the opinion of management, after consultation with its legal counsel, such litigation will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Leases

At December 31, 2002 the Company has certain noncancelable operating leases which cover the company's premises with approximate future minimum annual rental payments as follows:

2003	$ 4,605
2004	4,539
2005	4,396
2006	3,625
2007	461
Thereafter	5,558
	$23,184

The Company leases a portion of the available space in owned buildings that is not utilized. Lease rental income for years ended December 31, 2002, 2001 and 2000 was $1,474, $737, and $1,273, respectively. Rent expense for the years ended December 31, 2002, 2001 and 2000 was $5,438, $6,487, and $4,672, respectively.

At December 31, 2002, future minimum lease payments to be received from long-term leases are as follows:

2003	$ 1,911
2004	1,744
2005	1,642
2006	1,512
2007	1,050
Thereafter	1,308
	$ 9,167

14. Regulatory Capital Compliance

The Company and the Bank are subject to regulatory risk-based capital requirements that assign risk factors to all assets, including off-balance sheet items such as loan commitments and standby letters of credit. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Capital is separated into two categories, Tier 1 and Tier 2, which combine for total capital. At December 31, 2002, the Company's and Bank's Tier 1 capital consists of their respective shareholders' equity adjusted for minority interest in equity accounts of consolidated subsidiaries, goodwill, and various other intangibles and Tier 2 consists of the allowance for loan losses subject to certain limitations. The guidelines require total capital of 8% of risk-weighted assets.

In conjunction with risk-based capital guidelines, the regulators have issued capital leverage guidelines. The leverage ratio consists of Tier 1 capital as a percent of average assets. The minimum leverage ratio for all banks is 3%, with a higher minimum ratio dependent upon the condition of the individual bank. The 3% minimum was established to make certain that all banks have a minimum capital level to support their assets, regardless of risk profile.

As of December 31, 2002, the most recent notification from the regulators categorized the Bank and the Company as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the category.

The following table compares the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 2002 and 2001 to the minimum regulatory standards:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total Capital (to Risk Weighted Assets):						
The Company	$465,545	11.68%	$318,794	8.00%	$398,493	10.00%
The Bank	450,853	11.33%	318,418	8.00%	398,023	10.00%
Tier I Capital (to Risk Weighted Assets):						
The Company	428,849	10.76%	159,397	4.00%	318,794	8.00%
The Bank	413,643	10.39%	159,209	4.00%	318,418	8.00%
Tier I Capital (to Average Assets):						
The Company	428,849	9.43%	136,389	3.00%	227,315	5.00%
The Bank	413,643	8.59%	144,524	3.00%	240,873	5.00%
As of December 31, 2001						
Total Capital (to Risk Weighted Assets):						
The Company	385,463	11.27%	273,689	8.00%	342,111	10.00%
The Bank	387,509	11.41%	271,594	8.00%	339,493	10.00%
Tier I Capital (to Risk Weighted Assets):						
The Company	354,073	10.35%	136,844	4.00%	273,689	8.00%
The Bank	355,802	10.48%	135,797	4.00%	271,594	8.00%
Tier I Capital (to Average Assets):						
The Company	354,073	8.86%	119,872	3.00%	199,787	5.00%
The Bank	355,802	8.53%	125,094	3.00%	208,490	5.00%

The Company and the Bank are also subject to certain restrictions on the amount of dividends that they may declare without prior regulatory approval.

15. Segment Information

The Company has two operating segments: the bank and the mortgage company. Each segment is managed separately because each business requires different marketing strategies and each offers different products and services.

The Company evaluates each segment's performance based on the revenue and expense from its operations. Intersegment financing arrangements are accounted for at current market rates as if they were with third parties.

Summarized financial information by operating segment for the years ended December 31, 2002, 2001 and 2000 follows:

	Year Ended December 31,											
	2002				2001				2000			
	Bank	Mortgage	Eliminations	Consolidated	Bank	Mortgage	Eliminations	Consolidated	Bank	Mortgage	Eliminations	Consolidated
Interest income	$ 228,795	$ 15,821	$ (6,201)	$ 238,415	$ 251,547	$ 19,499	$ (9,899)	$ 261,147	$ 265,768	$ 20,140	$ (13,742)	$ 272,166
Interest expense	59,779	6,201	(6,201)	59,779	101,158	9,899	(9,899)	101,158	121,662	13,742	(13,742)	121,662
Net interest income	169,016	9,620	—	178,636	150,389	9,600	—	159,989	144,106	6,398	—	150,504
Provision for loan losses	11,422	328	—	11,750	7,169	331	—	7,500	6,825	228	—	7,053
Noninterest income	66,209	4,182	—	70,391	50,935	7,223	—	58,158	37,954	4,939	—	42,893
Noninterest expense	141,520	9,558	—	151,078	124,427	8,758	—	133,185	113,329	6,947	—	120,276
Income before income taxes	$ 82,283	$ 3,916	$ —	$ 86,199	$ 69,728	$ 7,734	$ —	$ 77,462	$ 61,906	$ 4,162	$ —	$ 66,068
Total assets	$5,146,959	$288,952	$(263,954)	$5,171,957	$4,380,659	$263,526	$(243,029)	$4,401,156	$3,927,444	$293,677	$(280,779)	$3,940,342

Intersegment interest was paid to the Bank by the mortgage company in the amount of $6,201, $9,899, and $13,742 for the years ended December 31, 2002, 2001 and 2000, respectively. Advances from the Bank to the mortgage company of $263,954 , $243,029, and $280,779 were eliminated in consolidation at December 31, 2002, 2001 and 2000, respectively.

16. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company becomes a party to various financial transactions that generally do not involve funding. These transactions involve various risks, including market and credit risk. Since these transactions generally are not funded, they do not necessarily represent future liquidity requirements. They are referred to as financial instruments with off-balance sheet risk and are not reflected on the balance sheet. The Company offers these financial instruments to enable its customers to meet their financing objectives and to manage their interest rate risk. Supplying these instruments provides the Company with an ongoing source of fee income. These financial instruments include loan commitments, letters of credit, commitments to sell mortgage loans to permanent investors and financial guarantees on GNMA mortgage-backed securities administered. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the financial statements.

The approximate contractual amounts of financial instruments with off-balance sheet risk are as follows:

	December 31, 2002 Contract Amount	December 31, 2001 Contract Amount
Unfunded loan commitments including unfunded lines of credit	$1,644,722	$1,442,060
Standby letters of credit	166,822	124,009
Commercial letters of credit	7,261	14,197
Commitments to sell mortgage loans	46,202	35,449
Guarantees on GNMA securities administered	82,482	86,373

The Company's exposure to credit loss in the event of nonperformance by the other party to the loan commitments and letters of credit is limited to the contractual amount of those instruments. The Company uses the same credit policies in evaluating loan commitments and letters of credit as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments by the Company to guarantee the performance of a customer to a third party. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include certificates of deposit, accounts receivable, inventory, property, plant and equipment, and real property.

The contract amounts for commitments to sell mortgage loans to permanent investors represent an agreement to sell mortgages currently in the process of funding and commitment terms are generally less than 90 days. The balance at any given date represents recent activity at the mortgage company. The contract amount does not represent exposure to credit loss.

The Company administers GNMA mortgage-backed securities on which it guarantees payment of monthly principal and interest to the security holders. The underlying loans are guaranteed by FHA and VA mortgage insurance and are collateralized by real estate. In the event of mortgagor default, the Company may only incur losses of costs that may exceed reimbursement limitations established by FHA or VA. The Company believes its exposure is immaterial, and the contract amount does not represent the Company's exposure to credit loss.

The Company originates real estate, commercial, construction and consumer loans primarily to customers in the eight county area in and around Houston. Although the Company has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the local Houston economy and the real estate market.

The Company maintains funds on deposit at correspondent banks which at times exceed the federally insured limits. Management of the Company monitors the balance in these accounts and periodically assesses the financial condition of correspondent banks.

17. Fair Values of Financial Instruments

The fair value of financial instruments provided below represents estimates of fair values at a point in time. Significant estimates regarding economic conditions, loss experience, risk characteristics associated with particular financial instruments and other factors were used for the purposes of this disclosure. These estimates are subjective in nature and involve matters of judgment. Therefore, they cannot be determined with precision. Changes in the assumptions could have a material impact on the amounts estimated.

While the estimated fair value amounts are designed to represent estimates of the amounts at which these instruments could be exchanged in a current transaction between willing parties, many of the Company's financial instruments lack an available trading market as characterized by willing parties engaging in an exchange transaction.

The estimated fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments. In addition, the value of long-term relationships with depositors (core deposit intangibles) and other customers is not reflected. The value of these items is believed to be significant.

Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Company's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amounts for cash and cash equivalents approximate their fair values.

Securities: Fair values for investment securities are based on quoted market prices. The fair value of stock in the Federal Home Loan Bank of Dallas and the Federal Reserve Bank is estimated to be equal to its carrying amount given it is not a publicly traded equity security, it has an adjustable dividend rate, and transactions in the stock are executed at the stated par value.

Loans Held for Sale: Fair values of loans held for sale are estimated based on outstanding commitments from investors or current market prices for similar loans.

Loans and Accrued Interest Receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value of all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. The carrying amount of accrued interest approximates its fair value.

Derivatives. Fair value is defined as the amount that the Company would receive or pay to terminate the contracts at the reporting date. Market or dealer quotes were used to value the instruments.

Off-Balance-Sheet Instruments: The fair values of the Company's lending commitments, letters of credit, commitments to sell loans and guarantees are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of the Company's option contracts are based on the estimated amounts the Company would receive from terminating the contracts at the reporting date.

Deposit Liabilities and Accrued Interest Payable: The fair values disclosed for demand deposits (e.g. interest and noninterest checking and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date. Fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis, using interest rates currently being offered on certificates with similar remaining maturities. The carrying amount of accrued interest approximates its fair value.

Borrowings: The carrying amounts of federal funds purchased, securities sold under repurchase agreements, and other borrowings approximate their fair values.

The following table summarizes the carrying values and estimated fair values of financial instruments (all of which are held for purposes other than trading):

	December 31, 2002		December 31, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
ASSETS				
Cash and due from banks	$ 472,257	$ 472,257	$ 272,823	$ 272,823
Fed funds sold and other cash equivalents	63,107	63,107	72,633	72,633
Securities available for sale	1,201,200	1,201,200	1,068,315	1,068,315
Loans held for sale	101,389	102,350	87,024	87,902
Loans held for investment, net of allowance	3,081,255	3,074,386	2,641,068	2,641,435
Accrued interest receivable	20,160	20,160	20,706	20,706
LIABILITIES				
Deposits	$3,912,049	$3,756,819	$3,428,633	$3,245,604
Securities sold under repurchase agreements	275,443	275,362	358,401	358,437
Other borrowings	515,430	516,661	229,578	229,933
Accrued interest payable	1,654	1,654	2,562	2,562

The fair value of the Company's derivatives and off-balance sheet instruments was immaterial at December 31, 2002 and 2001.

18. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2002, 2001, and 2000 is as follows:

	December 31, 2002	2001	2000
Cash paid for interest	$60,687	$104,101	$120,229
Cash paid for income taxes	13,050	18,600	21,400
Non-cash investing and financing activities:			
Loans transferred to foreclosed real estate	1,115	1,550	411
Investment securities transferred to loans	—	10,250	—
Transfer of securities from held to maturity to available for sale	—	—	55,800

19. Parent Company Only Condensed Financial Statements

The balance sheet, statement of income and statement of cash flows for the parent company are as follows:

BALANCE SHEET

	December 31, 2002	2001
ASSETS		
Cash and cash equivalents	$ 273	$ 14
Money market funds	12,146	4,178
Investment in subsidiary	431,237	365,861
Other assets	1,867	1,681
Total assets	$445,523	$371,734
LIABILITIES AND SHAREHOLDERS' EQUITY		
Borrowings	$ —	$ 10,000
Shareholders' equity	445,523	361,734
Total liabilities and shareholders' equity	$445,523	$371,734

STATEMENT OF INCOME

	Year Ended December 31,		
	2002	2001	2000
Interest income on securities	$ 118	$ 141	$ 103
Interest expense on borrowings	106	707	760
Net interest income (expense)	12	(566)	(657)
Other income:			
Dividends received from subsidiary	10,980	—	3,700
Other operating income	—	8	15
Gain on sale of securities	334	—	—
Total other income	11,314	8	3,715
Operating expenses	953	350	705
Equity in undistributed income of subsidiary	48,643	53,328	40,680
Income before income taxes	59,016	52,420	43,033
Income tax benefit	(190)	(297)	(428)
Net income	$59,206	$52,717	$43,461

STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 59,206	$ 52,717	$ 43,461
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed income of subsidiary	(48,643)	(53,328)	(40,680)
Depreciation and amortization	853	233	38
(Increase) decrease in accrued interest receivable, prepaid expenses and other assets	(186)	3,254	(2,994)
Decrease in accrued interest payable and other liabilities	—	—	(808)
Other, net	—	—	782
Net cash provided by (used in) operating activities	11,230	2,876	(201)
Cash flows from investing activities:			
Purchase of securities available for sale	(7,968)	(4,942)	(3,473)
Sales of securities available for sale	—	1,953	2,690
Investments in subsidiaries	(845)	(2,869)	(12,813)
Net cash used in investing activities	(8,813)	(5,858)	(13,596)
Cash flows from financing activities:			
Proceeds from borrowings	—	—	15,000
Payments on borrowings	(10,000)	(3,000)	(2,000)
Payments of dividends on common stock by Citizens Bankers, Inc.	—	—	(3,124)
Net proceeds from issuance of common stock	7,842	1,870	3,636
Purchase of treasury stock	—	—	(116)
Net cash provided by (used in) financing activities	(2,158)	(1,130)	13,396
Net increase (decrease) in cash and cash equivalents	259	(4,112)	(401)
Cash and cash equivalents at beginning of period	14	4,126	4,527
Cash and cash equivalents at end of period	$ 273	$ 14	$ 4,126